UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

(Free Translation from the original issued in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER	Date: September 30, 2007

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93
4 - NIRE (State Registration Number) 353.001.861.33

01.02 - HEAD OFFICE

1 - ADDRESS Rua Gomes de Carvalho, 1510 14º andar – Conjunto 2			2 - DISTRICT Vila Olímpia
3 - ZIP CODE 04547-005	4 - CITY São Paulo			5 - STATE SP
6 - AREA CODE 019	7 - TELEPHONE 3756-8018	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 019	12 - FAX 3756-8392	13 - FAX -	14 - FAX -
15 - E-MAIL ri@cpfl.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME José Antonio de Almeida Filippo
2 – ADDRESS Rodovia Campinas Mogi-Mirim, 1755, Km 2,5			3 - DISTRICT Jardim Santana
4 - ZIP CODE 13088-900	5 - CITY Campinas			6 - STATE SP
7 - AREA CODE 019	8 - TELEPHONE 3756-8704	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 019	13 - FAX 3756-8777	14 - FAX -	15 - FAX -
16 - E-MAIL jfilippo@cpfl.com.br

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01.01.2007	12.31.2007	3	07.01.2007	09.30.2007	2	04.01.2007	06.30.2007
09 - INDEPENDENT ACCOUNTANT KPMG Auditores Independentes					10 - CVM CODE 00418-9
11. PARTNER IN CHARGE Jarib Brisola Duarte Fogaça					12 - CPF (INDIVIDUAL TAX ID) 012.163.378-02

01.05 - CAPITAL STOCK

Number of Shares (in units)	1 – Current Quarter 09.30.2007	2 –Previous Quarter 06.30.2007	3 – Same Quarter of Last Year 09.30.2006
Paid-in Capital
1 – Common	479,756,730	479,756,730	479,756,730
2 – Preferred	0	0	0
3 – Total	479,756,730	479,756,730	479,756,730
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 – Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 3120– Administration and Participation Company - Electric Energy
5 - MAIN ACTIVITY Holding
6 - CONSOLIDATION TYPE Full
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	08.01.2007	Dividend	09/28/2007	ON	1.7558375580

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN UNITS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 09/30/2007	4 – 06/30/2007
1	Total assets	6,019,989	6,418,715
1.01	Current assets	185,533	1,020,999
1.01.01	Cash and Banks	13,897	11,971
1.01.02	Credits	164,846	1,006,472
1.01.02.01	Accounts Receivable	0	0
1.01.02.02	Other receivables	164,846	1,006,472
1.01.02.02.01	Dividends and interest on shaherolder’s equity	86,234	925,271
1.01.02.02.02	Financial investments	33,004	30,998
1.01.02.02.03	Recoverable Taxes	35,431	40,192
1.01.02.02.04	Deferred taxes	9,835	9,835
1.01.02.02.05	Prepaid expenses	342	176
1.01.03	Material and Supplies	0	0
1.01.04	Other	6,790	2,556
1.02	Noncurrent assets	5,834,456	5,397,716
1.02.01	Long-term assets	783,118	782,695
1.02.01.01	Other receivables	170,714	170,291
1.02.01.01.01	Financial investments	97,757	98,851
1.02.01.01.02	Recoverable Taxes	2,787	2,787
1.02.01.01.03	Deferred Taxes	70,170	68,653
1.02.01.02	Related parties	612,397	612,397
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	612,397	612.397
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	7	7
1.02.01.03.01	Escrow deposits	7	7
1.02.02	Permanent Assets	5,051,338	4,615,021
1.02.02.01	Investments	5,049,890	4,613,939
1.02.02.01.01	Associated companies	0	0
1.02.02.01.02	Associated companies - Goodwill	0	0
1.02.02.01.03	Permanent equity interests	3,427,087	3,214,567
1.02.02.01.04	Permanent equity interests - Goodwill	1,622,803	1,399,372
1.02.02.01.05	Other investments	0	0
1.02.02.02	Property, plant and equipment	443	452
1.02.02.03	Intangible	0	0
1.02.02.04	Deferred charges	1,005	630

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 09/30/2007	4 - 06/30/2007
2	Total liabilities	6,019,989	6,418,715
2.01	Current liabilities	468,013	1,302,198
2.01.01	Loans and financing	453,058	440,554
2.01.01.01	Interest on debts	14,308	1,804
2.01.01.02	Loans and financing	438,750	438,750
2.01.02	Debentures	0	0
2.01.03	Suppliers	1,560	1,539
2.01.04	Taxes and Social Contributions Payable	69	8,701
2.01.05	Dividends and Interest on Equity	11,998	850,333
2.01.06	Reserves	0	0
2.01.07	Related parties	0	0
2.01.08	Other	1,328	1,071
2.01.08.01	Accrued liabilities	144	128
2.01.08.02	Derivatives	5	0
2.01.08.03	Other	1,179	943
2.02	Non-current liabilities	257,260	250,240
2.02.01	Long-term liabilities	257,260	250,240
2.02.01.01	Loans and financing	183,311	176,714
2.02.01.01.01	Interest on debts	10,092	7,366
2.02.01.01.02	Loans and financing	173,219	169,348
2.02.01.02	Debentures	0	0
2.02.01.03	Reserves	31,723	31,025
2.02.01.03.01	Reserve for Contingencies	31,723	31,025
2.02.01.04	Related parties	0	0
2.02.01.05	Advances	0	0
2.02.01.06	Other	42,226	42,501
2.02.01.06.01	Derivative contracts	42,226	42,501
2.02.02	Deferred income	0	0
2.04	Shareholders’ equity	5,294,716	4,866,277
2.04.01	Capital	4,734,790	4,734,790
2.04.02	Capital reserves	16	16
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiary/associated companies	0	0
2.04.04	Profit reserves	131,471	131,471
2.04.04.01	Legal reserves	131,471	131,471
2.04.04.02	Statutory reserves	0	0
2.04.04.03	For contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Profit retention	0	0
2.04.04.06	Special Reserve for undistributed dividends	0	0
2.04.04.07	Other Revenue Reserve	0	0
2.04.05	Retained Earnings	428,439	0

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 07/01/2007 to 09/30/2007	4 - 01/01/2007 to 09/30/2007	5 – 07/01/2006 to 09/30/2006	6 - 01/01/2006 to 09/30/2006
3.01	Operating revenues	0	0	0	0
3.02	Deductions from operating revenues	0	0	0	0
3.03	Net operating revenues	0	0	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross operating income	0	0	0	0
3.06	Operating expenses/income	423,675	1,345,673	405,923	1,137,896
3.06.01	Sales and Marketing	0	0	0	0
3.06.02	General and administrative	(3,007)	(13,014)	(2,709)	(9,570)
3.06.03	Financial	(37,637)	(41,475)	(20,040)	65,265
3.06.03.01	Financial income	10,469	90,407	8,388	168,579
3.06.03.01.01	Interest on shareholders’ equity	0	70,464	0	81,500
3.06.03.01.02	Other financial income	10,469	19,943	8,388	87,079
3.06.03.02	Financial expenses	(48,106)	(131,882)	(28,428)	(103,314)
3.06.03.02.01	Goodwill amortization	(28,476)	(78,864)	(22,058)	(64,622)
3.06.03.02.02	Other financial expenses	(19,630)	(53,018)	(6,370)	(38,692)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 07/01/2007 to 09/30/2007	4 - 01/01/2007 to 09/30/2007	5 – 07/01/2006 to 09/30/2006	6 - 01/01/2006 to 09/30/2006
3.06.06	Equity in subsidiaries	464,319	1,400,162	428,672	1,082,201
3.06.06.01	Companhia Paulista de Força e Luz	199,985	606,833	249,405	569,705
3.06.06.02	Companhia Piratininga de Força e Luz	94,876	259,363	99,088	234,938
3.06.06.03	Rio Grande Energia S.A.	44,215	44,215	0	0
3.06.06.04	CPFL Geração de Energia S.A.	52,202	210,770	34,129	117,430
3.06.06.05	CPFL Comercialização Brasil S.A.	59,177	187,827	37,085	146,258
3.06.06.06	Nova 4 Participações Ltda	3,410	2,938	0	0
3.06.06.07	Perácio Participações S.A.	10,454	8,905	0	0
3.06.06.08	CPFL Comercialização Cone Sul S.A.	0	2,024	91	850
3.06.06.09	CPFL Missões	0	0	(3)	(3)
3.06.06.10	CPFL Serra	0	77,287	8,877	13,023
3.07	Income (loss) from operations	423,675	1,345,673	405,923	1,137,896
3.08	Nonoperating income/expense	109	3,309	60,594	60,594
3.08.01	Income	109	3,309	62,747	62,747
3.08.02	Expenses	0	0	(2,153)	(2,153)
3.09	Income before taxes on income and minority interest	423,784	1,348,982	466,517	1,198,490
3.10	Income tax and social contribution	3,138	(6,760)	(13,912)	(43,767)
3.10.01	Social contribution	1,158	(493)	(3,363)	(9,974)
3.10.02	Income Tax	1,980	(6,267)	(10,549)	(33,793)
3.11	Deferred tax	1,517	(944)	(5,844)	(14,481)
3.11.01	Deferred Social Contribution	495	(256)	(1,441)	(4,275)
3.11.02	Deferred income tax	1,022	(688)	(4,403)	(10,206)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0

3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholder’s equity	0	(70,464)	0	(81,500)
3.15	Net income for the period	428,439	1,270,814	446,761	1,058,742
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	479,756,730	479,756,730	479,756,730	479,756,730
	INCOME PER SHARE	0.89303	2.64887	0.93122	2.20683
	LOSS PER SHARE

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

(1) OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities. The Company has direct and indirect interests in the following operational subsidiaries, allocated by line of business:

		September 30,		June 30, 2007
		2007

		Equity Interest - %		Equity Interest - %

Subsidiary	Consolidation		Indirect		Indirect
	Method	Direct	(1)	Direct	(1)

Energy Distribution
Companhia Paulista de Força e Luz	Full	100.00	-	100.00	-
Companhia Piratininga de Força e Luz	Full	100.00	-	100.00	-
Companhia Luz e Força Santa Cruz	Full	-	99.99	-	99.99
Rio Grande Energia S.A.	Full	99.76	-	-	99.76
Companhia Paulista de Energia Elétrica	Full	-	93.20	-	93.20
Companhia Jaguari de Energia	Full	-	90.15	-	90.15
Companhia Sul Paulista de Energia	Full	-	87.80	-	87.80
Companhia Luz e Força de Mococa	Full	-	89.75	-	89.75
Energy Generation
CPFL Geração de Energia S.A.	Full	100.00	-	100.00	-
CPFL Sul Centrais Elétricas Ltda.	Full	-	100.00	-	100.00
Paulista Lajeado Energia S.A. (2)	Full	-	59.93	-	59.93
CERAN - Companhia Energética Rio das Antas	Proportionate	-	65.00	-	65.00
BAESA - Energética Barra Grande S.A.	Proportionate	-	25.01	-	25.01
Foz do Chapecó Energia S.A. (3)	Proportionate	-	51.00	-	85.00
Campos Novos Energia S.A.	Proportionate	-	48.72	-	48.72
Energy Commercialization
CPFL Comercialização Brasil S.A.	Full	100.00	-	100.00	-
CPFL Comercialização Cone Sul S.A.	Full	-	100.00	-	100.00
Clion Assessoria e Comercialização de Energia	Full	-	100.00	-	100.00
Elétrica Ltda.
Sul Geradora Participações S.A.	Full	-	99.95	-	99.95
CPFL Planalto Ltda (former CMS	Full	-	100.00	-	100.00
Comercializadora de Energia Ltda.)
Services
CPFL Serviços, Equipamentos, Indústria e
Comércio S.A. (former CMS Energy,	Full	-	89.81	-	89.81
Equipamentos, Serviços, Indústria e Comércio
S.A.)
Holdings
Nova 4 Participações Ltda.	Full	100.00	-	100.00	-
Perácio Participações S.A.	Full	100.00	-	100.00	-
CPFL Serra Ltda. (4)	Full	-	-	100.00	-
Makelelê Participações S.A.	Full	-	100.00	-	100.00
CPFL Jaguariúna (former CMS Energy Brasil	Full	-	100.00	-	100.00
S.A.)
Companhia Jaguari Geração de Energia	Full	-	90.15	-	90.15
(1) Refer to the interests held by direct subsidiaries.
(2) Refers to the interest held by indirect subsidiary Companhia Jaguari Geração de Energia.

(3) See corporate restructuring (Note 13c).
(4) Merged by RGE in September 2007 (Note 13b).

(2) PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

The parent company's and consolidated interim financial statements have been prepared in accordance with principles, practices and criteria consistent with those adopted for preparing the prior year’s financial statements and the interim financial statements as of March 31, 2007 and June 30, 2007 and should be analyzed together with those statements. These interim financial statements were prepared in accordance with generally accepted accounting principles in Brazil, rules of the Accounting Manual of the Public Electric Energy Service, as defined by ANEEL, and the standards published by the Brazilian Securities Commission (“CVM”).

On March 14, 2007, approval was granted for implementation of the last stage of the Corporate Reorganization, which segregates the corporate participations held by the subsidiary CPFL Paulista, pursuant to Law nº 10.848/2004, ANEEL Authorization Resolution nº 305/2005 and ANEEL order nº 669 of March 14, 2007. This process involved a reduction of the capital of the subsidiary CPFL Paulista, approved in the Extraordinary General Meeting held on March 14, 2007, with no cancellation of shares, through the return to the Company of the assets relating to the investment in RGE, amounting to a total of R$ 1,050,411. On the same date, the Company paid up the amount of this investment in the subsidiary CPFL Serra. These assets were registered using their book values, in accordance with the expert's appraisal report as of December 31, 2006. RGE´s balances and transactions from January 1, 2007 are booked in the CPFL Serra financial statements.

Based on approval by ANEEL through Order nº 669 of March 14, 2007, the EGM held on September 18, 2007 approved the merger of CPFL Serra by the subsidiary RGE. As the accounting report for the merger was prepared as of June 30, 2007, all the balances and transactions of RGE as from July 1, 2007, are directly reflected in the financial statements of CPFL Energia.

The Cash Flow and Added Value Statements of the parent company and consolidated for the nine months ended September 30, 2007 and 2006 are presented as supplementary information to the market, (notes 30 and 31, respectively).

The Cash Flow Statements were prepared in accordance with FAS 95 – Statement of Cash Flows, with respect to the presentation format, in the context of registering the Company's financial statements with the Securities and Exchange Commission (“SEC”).

The Company and its subsidiaries made certain reclassifications in the Income Statement published in September 30, 2006, to provide a basis for comparison, basically as a result of the new classifications required by ANEEL, in accordance with ANEEL Order nº 3.073 as of December 28, 2006, which made changes to the Public Electric Energy Service Accounting Manual, as summarized below:

Item	From	To

Fuel Consumption Account – CCC	Operating Expenses	Deduction from Operating Revenues
Energy Development Account – CDE	Operating Expenses	Deduction from Operating Revenues
Research and Development and Energy
Efficiency Programs	Operating Expenses	Deduction from Operating Revenues

Consolidation Principles

The consolidated interim financial statements include the balances and transactions of the Company and its subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Geração, CPFL Brasil, CPFL Serra (to June 30, 2007), Perácio, Nova 4 and RGE. The assets, liabilities and income balances were fully consolidated. Prior to consolidation into the Company's financial statements, the financial statements of CPFL Paulista (to December 31, 2006), CPFL Geração, CPFL Brasil, CPFL Serra (to June 30, 2007), Perácio and Nova 4 were consolidated with those of their subsidiaries, fully or proportionally, according to the rules defined in CVM Instruction No. 247/96.

In compliance with the conditions described above, the portion relating to the non-controlling shareholders is stated separately in liabilities and income statements for the fiscal year.

All significant intercompany balances and transactions have been eliminated.

The accounting policies of the parent company’s subsidiaries are consistent with those of the parent company. The main difference in accounting policies relates to the revaluation of property, plant and equipment recorded by the indirect subsidiary RGE, which is eliminated in the shareholders’ equity base for calculation of equity interest and, consequently, in consolidation.

(3) REGULATORY ASSETS AND LIABILITIES

		Consolidated

	Current		Non current

	September 30,	June 30,	September	June 30,
	2007	2007	30, 2007	2007

Assets

Consumers, Concessionaires and Licensees (note 5)
Extraordinary Tariff Adjustment (a)	57,951	106,506	1,683	2,736
Free Energy (a)	22,656	38,886	1,013	1,445
Tariff Review - Remuneration Base (b.1)	6,481	12,731	-	-
Tariff Review – Depreciation (b.1)	25,616	38,086	-	-
Tariff Adjustment - Other (b.2)	1,788	1,155	-	-
Discounts on the TUSD and Irrigation (b.5)	50,468	44,233	20,480	18,049

	164,960	241,597	23,176	22,230

Deferred Costs Variations
Parcel "A" (a)	294,370	244,120	233,003	300,957
CVA (c)	262,298	294,299	26,279	40,481

	556,668	538,419	259,282	341,438

Prepaid Expenses (note 9)
Tariff adjustment – Other (b.2)	32,337	41,021	-	-
PIS and COFINS - Generators pass-through (b.2)	3,000	6,085	-	-
Increase in PIS and COFINS (b.3)	51,187	83.847	-	-
Energy Surpluses and Shortfalls (b.4)	57,537	28,072	35,852	53,917
Low Income Consumers' Subsidy - Losses (d)	48,897	42,293	-	-

	192,958	201,318	35,852	53,917

Liabilities

Suppliers (note 17)

Free Energy (a)	(59,558)	(70,878)	(699)	(1,097)

Deferred Gains Variations

Parcel "A" (a)	(6,747)	(4,446)	(6,812)	(8,811)
CVA (c)	(220,292)	(213,548)	(55,313)	(86,828)

	(227,039)	(217,994)	(62,125)	(95,639)
Other Accounts Payable (note 22)
PIS and COFINS - Generators pass-through (b.2)	(489)	(2,458)	-	-
Tariff Review - Return of consumer - Recalculated (b.2)	(51,074)	(75,935)	-	-
Tariff Adjustment - Other (b.2)	(1,276)	(819)	-	-
Increase in PIS and COFINS (b.3)	(110,157)	(107,462)	-	-
Low Income Consumers' Subsidy - Gains (d)	(7,566)	(7,677)	(646)	(444)

	(170,562)	(194,351)	(646)	(444)

Total	457,427	498,111	254,840	320,405

a) Rationing

At the end of 2001, as a result of the Emergency Program for the Reduction of Electric Energy Consumption, in effect between June 2001 and February 2002, the generators, the power distributors and the Federal Government signed the "Overall Agreement for the Electric Energy Sector". The agreement introduced an Extraordinary Tariff Increase of 2.9% on electric power supply to residential consumers (except those regarded as "low income consumers") and for rural and public lighting, and 7.9% for all other consumers, as a mechanism to reimburse the electricity sector for the losses incurred as a result of this program.

The adjustment is being used by the subsidiary CPFL Paulista and by the indirect subsidiary Sul Paulista and has already been used by the subsidiaries CPFL Piratininga, CPFL Santa Cruz, Paulista de Energia Elétrica, Jaguari de Energia e Luz e Força de Mococa to offset the regulatory assets recorded in respect of the Extraordinary Tariff Adjustment (“RTE”) and Free Energy. Deadlines of 72, 61, 66, 85, 45, 60 and 50 months were established for realization of the regulatory assets relating to RTE and Free Energy for the subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, Sul Paulista, Paulista de Energia Elétrica, Jaguari de Energia and Luz e Força de Mococa respectively. This asset is realized through the income derived from the extraordinary tariff adjustment, up to December 2007, in the case of CPFL Paulista, up to January 2009 in the case of Sul Paulista and terminated in January 2007, in the case of CPFL Piratininga. CPFL Piratininga and Santa Cruz started to offset Parcel A in February 2007, using a mechanism similar to the RTE system, over the time necessary to reach the amount recorded. In the case of CPFL Paulista, Parcel A will be offset as from January 2008 and for the indirect subsidiary Sul Paulista, as from February 2009.

As of September 30, 2007, the subsidiary CPFL Paulista and the indirect subsidiary Sul Paulista recorded provisions of R$ 112,881 and R$ 1,944, respectively, for losses on the realization of the Extraordinary Tariff Adjustment. These amounts were set against accounts receivable, based on the projections of expected income by the subsidiaries and taking into account market growth, estimated inflation, interest and regulatory aspects. The subsidiary CPFL Paulista recorded a provision of R$ 109,930 for Free Energy losses, credited to the “Consumers” account and set against the “Suppliers” account.

In the case of the indirect subsidiary RGE, the Free Energy regulatory asset is derived from the allocation of its partial quota from Itaipu for the rationing program. As in the case of the RTE, the subsidiary RGE and the subsidiary CPFL Geração recorded an accumulated provision of R$ 12,036 for losses on realization of Free Energy as of September 30, 2007.

The changes in balances for the quarter ended in September 30, 2007 in relation to RTE, Free Energy and Parcel “A”, net of the provision for losses, are shown below:

	Consolidated

		Free Energy

	RTE (1)	Asset (2)	Liability	Parcel "A"
Description				Net (1)

Balances as of June 30, 2007	109,242	40,331	71,975	531,820
Monetary Restatement	3,939	6,093	5,271	14,584
Provision for losses	233	(2,280)	(2,017)	-
Realization	(53,780)	(20,475)	(14,972)	(32,590)

Balances as of September 30, 2007	59,634	23,669	60,257	513,814

(1)	The amount of R$ 75 was recorded in Operating Income, under “Realization of the Extraordinary Tariff Adjustment”, in relation to amortization of the Parcel “A” liability.

(2)	The effects of the amortization, amounting to R$ 19,583 and R$ 892, respectively, were recorded in Operating Income and Accounts Receivable.

The amortization of Parcel “A” in the quarter referring to CPFL Piratininga, CPFL Santa Cruz and CPEE is as follows:

Consolidated

3rd Quarter

Energy Purchased	23,285
System Service Charge	1,539
Fuel Consumption Account - CCC	7,063
RGR	509
Inspection Fee	194

Total	32,590

b) Review and Adjustment Tariff

b.1) Tariff Review of 2003, 2004 and 2007

• CPFL Paulista

In April 2007, by Ratification Resolution nº 443, ANEEL amended the final result of the first periodic tariff review of the subsidiary CPFL Paulista, approved in April 2005, adjusting the energy supply tariffs by 20.66%, after a review of the calculation of the average depreciation percentage used in the 2003 tariff review of the subsidiary CPFL Paulista. The difference in income resulting from the change in the tariff adjustment from 20.29% to 20.66%, and of the “Xe” component of the “X” factor from 1.1352% to 1.2530% corresponds to a financial adjustment of R$ 44,868, which will be offset in the 2007 tariff adjustment for CPFL Paulista. This regulatory asset is recorded in the “Consumers, Concessionaires and Licensees” account – Tariff Review Depreciation, including the effects of PIS and COFINS, and is being amortized.

• CPFL Piratininga

First Tariff Review – 2003

In October 2006, in response to the application for reconsideration of the tariff review filed by Bandeirante Energia S.A. (“Bandeirante”), ANEEL altered the CPFL Piratininga remuneration base amounts approved in October 2005. Consequently, the conclusions of the first tariff review of October 2003, previously considered final, reverted to their provisional status. In October 2006, ANEEL altered the CPFL Piratininga remuneration base amounts approved in October 2005, ANEEL reset the electricity supply tariffs of the subsidiary CPFL Piratininga at 10.14% (the percentage of 9.67% had been considered final). It also established a provisional value of 0.8571% for the “Xe” factor, which reflects productivity gains, to be applied as a reduction factor of the Parcel B manageable costs at the time of subsequent annual tariff adjustments. The final percentage should be established on definition of the final percentage of the tariff adjustment.

Second Tariff Review – 2007

By Ratification Resolution nº 553, of October 22,2007, ANEEL provisionally readjusted the tariffs of the subsidiary CPFL Piratininga by -10.11%, of which -10.94% refers to the tariff adjustment and 0.83% to the financial components not included in the periodic tariff review. As a result of the elimination from the tariff base of financial components added in the 2006 annual adjustment, the average effect for consumers will be -15.29% .

The adjustment authorized by ANEEL comprises the following items:

Verified Revenue	2,136,914

Parcel A	1,423,875

Gross Interest of Capital	154,530
Depreciation Rate	81,098
Reference Company	244,232
Default	12,619

Parcel B	492,479

Income Required (Parc. A + B)	1,916,354

(-) Other Income	(13,152)

Income Required	1,903,202
Financial Components	15,767

Financial Repositioning	-10.94%
Financial Components	0.83%
Total Repositioning	-10.11%

Calculation of Parcel A comprises:

  Sector charges of R$ 257,170 (of which CCC and CDE account for around 78%);
  Energy Purchased amounting to R$ 954,779;
  Energy Transmission, amounting to R$ 211,926.

The financial components external to the tariff review comprise:

  Deferred Tariff Costs and Gains Variations (“CVA”) amounting to R$ 3,918;
  Energy Surpluses and Shortfalls amounting to (R$ 3,304);
  Discounts on collection of the Tariff for Use of the Distribution System (“TUSD”) amounting to R$ 8,342;
  Connection Charges, Basic Network and CUSD amounting to R$ 5,744;
  Other components totaling R$ 1,067.

Additionally, a provisional Xe Factor of 0.73% was established, to be applied as a reduction factor for “Parcel B” in the subsequent 2008, 2009 and 2010 tariff adjustments.

As of September 30, 2007, in order to recognize in the accounts the effects relating to the financial components of the Second Tariff Review, the subsidiary CPFL Piratininga recorded additional regulatory assets and liabilities of R$ 23,855 (R$ 19,214 not relating to this quarter), the effects of which were recorded in the following items:

  Consumers, Concessionaires and Licensees – amounting to (R$ 699), relating to (i) recalculation of discounts of (R$ 1,317) in the TUSD and Irrigation; and (ii) replacement of costs of R$ 618 incurred for the Light for All (Luz para Todos) Program. Both were set against “Operating Income”;
  Prepaid Expenses – totaling (R$ 231), relating to (i) change in the criteria for calculating Energy Surpluses and Shortfalls for the years 2006 and 2007, amounting to (R$ 4,927); (ii) reimbursement of expenditure relating to connection charges and CUSD of R$ 3,899; and (iii) reimbursement of costs of R$ 797 incurred in the Tariff Review process. The amounts for Energy Surpluses and Shortfalls and Connection Charges and CUSD were set against “Cost of Electricity”, and the other effects were set against “Operating Expense”, in the amount of R$ 770, and “Financial Income”, in the amount of R$ 27;
  Deferral of tariff costs and gains – amounting to R$ 25,052, referring basically to the change in the calculation methodology for the CVA of Energy Purchased, which now includes the effects of PROINFA. An amount of R$ 24,368 was set against “Cost of Electricity” to, and the remainder, R$ 684, relating to CCC/CDE, was recorded as “Deductions from Operating Income”;
  Other Accounts Payable – amounting to (R$ 267) relating to addition to the Price Differences between Sub-markets – CCEAR, set against “Cost of Electricity”.

• CPFL Santa Cruz

In December 2005, ANEEL finally approved the result of the first February 2004 periodic tariff review of the indirect subsidiary CPFL Santa Cruz.

In accordance with the Resolution, the final rate of 15.95%, as against the periodic tariff adjustment of 10.23% granted in February 2004, resulted in deferral of R$ 5,468 of Parcel “B”, to be added cumulatively to Parcel “B”, in the 2005, 2006 and 2007 Tariff Adjustments, at February 3, 2004 prices, restated by the variation in the Consumer Price Index - IGP-M between the date of the Tariff Review (February 3, 2004) and the date of the tariff adjustments.

A final “X” Factor of 1.73% was also established, with an “Xe” component of 0.9907% to be applied as a reduction factor to “Parcel B” in adjustments subsequent to approval of the final result of the first periodic tariff review, by Ratification Resolution nº 260, of December 19, 2005.

As of September 30, 2007, the balance of R$ 3,460 recorded as “Tariff Review – Remuneration Base” refers to adjustment of the accrual period to that date, although it will be received until January 2008.

• Companhia Paulista de Energia Elétrica (“CPEE”)
In December 2005, ANEEL finally approved the result of the first February 2004 periodic tariff review of the indirect subsidiary CPEE.

In accordance with the Resolution, the final rate of 20.10% as against the periodic tariff adjustment of 14.30%, granted in February 2004, resulted in deferral of R$ 2,044 of Parcel “B”, to be added cumulatively to Parcel “B”, in the 2005, 2006 and 2007 Tariff Adjustments, at February 3, 2004 prices, restated by the variation in the Consumer Price Index - IGP-M between the date of the Tariff Review (February 3, 2004) and the date of the tariff adjustments.

An “X” Factor of 3.170% was also established, with an “Xe” component of 0.857% to be applied as a reduction factor to “Parcel B” in adjustments subsequent to approval of the final result of the first periodic tariff review, by Ratification Resolution nº 28, of January 31, 2005.

As of September 31, 2007, the amount of R$ 798 recorded as “Tariff Review – Remuneration Base”, refers to adjustment of the accrual period to that date, although it will be received up to January 2008.

• Companhia Sul Paulista de Energia (“CSPE”)
In December 2005, ANEEL finally approved a rate of 12.29%, as a result of the first February 2004 periodic tariff review of the indirect subsidiary CSPE.

An “X” Factor of 3.768% was also established, with an “Xe” component of 1.268% to be applied as a reduction factor to “Parcel B”, in adjustments subsequent to approval of the final result of the first periodic tariff review, by Ratification Resolution nº 43, of January 31, 2005.

• Companhia Jaguari de Energia (“CJE”)
In December 2005, ANEEL finally approved a rate of -6.17%, as a result of the first February 2004 periodic tariff review of the indirect subsidiary CJE.

An “X” Factor of 2.614% was also established, with an “Xe” component of 0.817% to be applied as a reduction factor to “Parcel B”, in adjustments subsequent to approval of the final result of the first periodic tariff review, by Ratification Resolution nº 39, of January 31, 2005.

• Companhia Luz e Força de Mococa (“CLFM”)
In December 2005, ANEEL finally approved the result of the first February 2004 periodic tariff review of the indirect subsidiary CLFM.

In accordance with the Resolution, the final rate of 21.73% as against the periodic tariff adjustment of 15.24%, granted in February 2004, resulted in deferral of Parcel “B” of R$ 1,527, to be added cumulatively to Parcel “B”, in the 2005, 2006 and 2007 Tariff Adjustments, at February 3, 2004 prices, restated by the variation in the Consumer Price Index - IGP-M between the date of the Tariff Review (February 3, 2004) and the date of the tariff adjustments.

An “X” Factor of 2.676% was also established, with an “Xe” component of 0.559% to be applied as a reduction factor to “Parcel B”, in adjustments subsequent to approval of the final result of the first periodic tariff review, by Ratification Resolution nº 30, of January 31, 2005.

As of September 30, 2007, the amount of R$ 596 recorded as “Tariff Review – Remuneration Base”, refers to adjustment of the accrual period to that date, although it will be received up to January 2008.

b.2) Tariff Adjustments of 2006 and 2007

• CPFL Paulista
In Ratification Resolution nº 445, of April 3, 2007, ANEEL set the Annual Tariff Adjustment (“IRT”) rate of the subsidiary CPFL Paulista at an average of 7.06%, of which 2.60% refers to the annual economic tariff adjustment and 4.46% to the additional financial components. The main additional financial components are the Parcel “A” (“CVA”), the financial adjustments relating to the 2004 to 2006 tariff adjustment rates, energy surpluses and shortfalls, the PIS and COFINS increases, discounts on irrigation, collection of the Tariff for Use of the Distribution System (“TUSD”) and the tariff review effects mentioned in the previous item.

In order to review the PIS and COFINS amounts of the Generators, ANEEL recalculated the electricity cost of the first 2005 tariff adjustment. As the cost of electricity affects adjustment of the consumer tariff and calculation of CVA, the recalculation, which resulted in a reduction in the average energy price, generated a liability to be reimbursed to the consumers and an additional CVA asset. The CVA amounts approved by ANEEL in the 2007 Tariff Review Rate excluded the surpluses of the electricity contracts, in accordance with item 61 of ANEEL Technical Note nº 069 of March 22, 2007. Accordingly, these effects basically explain the 1st quarter adjustments of R$ 98,635, recorded in “Other Accounts Payable”, and R$ 177,710, recorded in “Deferral of Tariff Costs”, both set against “Cost of Electricity” (Note 25).

Also in connection with the events mentioned above, in the first quarter of 2007 the subsidiary CPFL Paulista recorded a reversal of R$ 10,910 in the PIS and COFINS - Generators pass-through regulatory asset and of R$ 15,834 in the Energy surpluses and shortfalls, estimated in accordance with ANEEL Technical Note nº 151/2006.

Assets of R$ 14,854 were also recorded in the first quarter for other financial components of the 2007 IRT, relating mainly to the Research and Development (“P & D”) on the financial components of the 2004 to 2006 Tariff Review Rates, the Electricity for All (Luz para Todos) Program and others.

• RGE
By Ratification Resolution nº 452, of April 18, 2007, ANEEL set the IRT of the indirect subsidiary RGE, increasing the electricity tariffs by an average of 6.05%, of which 3.77% refers to the annual economic tariff adjustment and 2.28% to the additional financial components. The main additional financial components are the CVA, energy surpluses and shortfalls, the increase in PIS and COFINS, discounts on irrigation, collection of the TUSD, R&D on financial components, the Light for All (Luz para Todos) Program and others.

• CPFL Santa Cruz
By Ratification Resolution nº 424, of January 30, 2007, ANEEL set the IRT of the indirect subsidiary Santa Cruz at an average of 5.71%, of which 4.56% refers to the annual tariff adjustment and 1.15% to the additional financial components.

The main financial components include the CVA, energy surpluses and shortfalls, the increase in PIS and COFINS, discounts on collection of the TUSD and others.

• CPEE
By Ratification Resolution nº 419, of January 30, 2007, ANEEL set the IRT of the indirect subsidiary CPEE at an average of 3.31%, of which 3.52% refers to the annual tariff adjustment and -0.21% to the additional financial components.

The main additional financial components are the CVA, the Light for All Program and the increase in PIS and COFINS.

• CSPE
By Ratification Resolution nº 423, of January 30, 2007, ANEEL set the IRT of the indirect subsidiary CSPE at an average of 5.52%, of which 1.64% refers to the annual tariff adjustment and 3.88% to the additional financial components.

The main additional financial components are the CVA, the Light for All Program and the increase in PIS and COFINS.

• CJE
By Ratification Resolution nº 421, of January 30, 2007, ANEEL set the IRT of the indirect subsidiary CJE at an average of 1,66%, of which –0.38% refers to the annual tariff adjustment and 2.04% to the additional financial components.

The main additional financial components are the CVA and the increase in PIS and COFINS.

• CLFM
By Ratification Resolution nº 420, of January 30, 2007, ANEEL set the IRT of the indirect subsidiary CPEE at an average of 9.61%, of which 6.70% refers to the annual tariff adjustment and 2.91% to the additional financial components.

The main additional financial components are the CVA, discounts on irrigation and the increase in PIS and COFINS.

b.3) Increase in PIS and COFINS

Refers to the difference between the costs relating to PIS and COFINS calculated by applying the current legislation, and those incorporated in the tariff.

• CPFL Paulista
In accordance with Ratification Resolution nº 445, of April 3, 2007, ANEEL finally approved the passing on to the tariff of a nominal amount of R$ 97,377 as realignment of tariffs with the PIS and COFINS costs, eliminating the amounts already taken into account in the 2005 tariff adjustment. A complementary posting of the remaining restated balance of R$ 72,983 was recorded in March, 2007 in the “Prepaid Expenses” account.

In view of the discussions in respect of the nature of this credit, the subsidiary CPFL Paulista conservatively opted to record a liability of the same amount, recorded in the account “Other Accounts Payable”, which will be monetarily restated based on the variation of the IGP-M.

• CPFL Piratininga
In accordance with Ratification Resolution nº 386, of October 19, 2006, ANEEL approved passing on to the tariff the amount of R$ 34,263 as realignment of tariffs with the PIS and COFINS costs, eliminating the amounts already taken into consideration in the 2005 tariff adjustment. The amount of R$ 30,842 was recorded in September, 2006 in the “Prepaid expenses” account.

In view of the provisional nature of these amounts, and the discussions involving the nature of the credit, the subsidiary CPFL Piratininga conservatively opted to record a liability of the same amount in the “Other Accounts Payable” account, and records monetary restatement of the amount based on the variation of the IGP-M.

• CPFL Santa Cruz
In accordance with Ratification Resolution nº 424, of January 30, 2007, ANEEL approved the passing on to the tariff of R$ 3,309 as realignment of tariffs with the PIS and COFINS costs, and recorded in December, 2006, this amount in the “Prepaid Expenses” account.

• RGE
In accordance with Ratification Resolution nº 452, of April 18, 2007, ANEEL approved the passing on to the tariff of R$ 13,462 as realignment of tariffs with the PIS and COFINS costs, and recorded this amount in April 2007 in the "Prepaid Expenses" account.

• Companhia Paulista de Energia Elétrica
In accordance with Ratification Resolution nº 28, of January 31, 2005, ANEEL finally approved the passing on to the tariff of a nominal amount of R$ 259 as realignment of tariffs with the PIS and COFINS costs, eliminating the amounts already taken into account in the 2005 tariff adjustment. A complementary posting of the remaining restated balance of R$ 108 was recorded in February 2007 in the “Prepaid Expenses” account.

In view of the discussions in respect of the nature of this credit, the subsidiary Companhia Paulista de Energia Elétrica conservatively opted to record a liability of the same amount, recorded in the account “Other Accounts Payable”, which will be monetarily restated based on the variation of the IGP-M.

• Companhia Sul Paulista de Energia
In accordance with Ratification Resolution nº 43, of January 31, 2005, ANEEL finally approved the passing on to the tariff of a nominal amount of R$ 452 as realignment of tariffs with the PIS and COFINS costs, eliminating the amounts already taken into account in the 2005 tariff adjustment. A complementary posting of the remaining restated balance of R$ 285 was recorded in February 2007 in the “Prepaid Expenses” account.

In view of the discussions in respect of the nature of this credit, the subsidiary Companhia Sul Paulista de Energia conservatively opted to record a liability of the same amount, recorded in the account “Other Accounts Payable”, which is monetarily restated based on the variation of the IGP-M.

• Companhia Jaguari de Energia
In accordance with Ratification Resolution nº 39, of January 31, 2005, ANEEL finally approved the passing on to the tariff of a nominal amount of R$ 906 as realignment of tariffs with the PIS and COFINS costs, eliminating the amounts already taken into account in the 2005 tariff adjustment. A complementary posting of the remaining restated balance of R$ 310 was recorded in February 2007 in the “Prepaid Expenses” account.

In view of the discussions in respect of the nature of this credit, the subsidiary Companhia Jaguari de Energia conservatively opted to record a liability of the same amount, recorded in the account “Other Accounts Payable”, which is monetarily restated based on the variation of the IGP-M.

• Companhia Luz e Força de Mococa
In accordance with Ratification Resolution nº 30, of January 31, 2005, ANEEL finally approved the passing on to the tariff of a nominal amount of R$ 767 as realignment of tariffs with the PIS and COFINS costs, eliminating the amounts already taken into account in the 2005 tariff adjustment. A complementary posting of the remaining restated balance of R$ 371 was recorded in February 2007 in the “Prepaid Expenses” account.

In view of the discussions in respect of the nature of this credit, the subsidiary Companhia Luz e Força de Mococa conservatively opted to record a liability of the same amount, recorded in the account “Other Accounts Payable”, which is monetarily restated based on the variation of the IGP-M.

b.4) Energy Surpluses or Shortfalls

The electricity distribution concessionaires are obliged to guarantee 100% of their energy and power market through contracts approved, registered and ratified by ANEEL. The distribution concessionaires are also guaranteed that costs or income derived from construction work or electricity shortfalls will be passed on to the tariffs, limited to 3% of the energy load requirement.

The constitution and amortization of the net energy surpluses or shortfalls of the distributors are recorded as “Prepaid Expenses” and credited to “Cost of Electricity” (note 25).

b.5) Discounts on the TUSD and Irrigation

The subsidiaries record regulatory assets, relating to the special discounts applied on the TUSD from the supply of electricity from alternative sources, and on irrigation and aquaculture. The provisions and realization of the discounts on the TUSD and irrigation are recorded in “Consumers, Concessionaires and Licensees” and set against the “Revenue from Electricity Sales” (Note 24) account.

The following table shows the changes in the items described above, relating to Tariff Review and Adjustments, occurred during the quarter ended September 30, 2007:

Consolidated

Description	Tariff Review - Remuneration Base (b.1)	Tariff Review - Depreciation (b.1)	Tariff Adjustment - Itaipu Purchase (b.2)	Tariff Adjustment - Other Asset and Liability (b.2) (1)	PIS and COFINS - Generators Pass-through (b.2)		Tariff Review - Return of consumer - IRT 2005 and 2006 Recalculated (b.2)	Increase in PIS and COFINS (b.3)		Energy Surpluses or Shortfalls (b.4)	Discountson the TUSD and irrigation (b.5)	Total

					Asset (2)	Liability (3)		Asset	Liability

Balance as of June 30, 2007	12,731	38,086	-	41,357	6,085	(2,458)	(75,935)	83,847	(107,462)	81,989	62,282	140,522

Constitution	2,078	-	-	4,593	196	-	-	-	-	17,275	19,328	43,470

Restatement	4,156	-	-	-	-	-	-	234	(2,695)	-	947	2,642

Amortization	(12,484)	(12,470)	-	(13,101)	(3,281)	1,969	24,861	(32,894)	-	(5,875)	(11,609)	(64,884)

Balance as of September 30, 2007	6,481	25,616	-	32,849	3,000	(489)	(51,074)	51,187	(110,157)	93,389	70,948	121,750

(1)
The effects of the provision were recorded in Operating Income R$ 618, Cost of Eletric Energy (R$ 278), Use of System Charges R$ 3,899, Operating Expense R$ 328 and Financial Income (Expense) R$ 26. The effects of amortization were recorded in Operating Revenue (R$ 13,227), Accounts Payable R$ 249 and Operating Expense (R$ 123).

(2)	The effects of amortization were recorded in Operating Revenue (R$ 516) and Accounts Receivable (R$ 2,765).

(3)	The effects of amortization were recorded in Operating Revenue R$ 1,957 and Accounts Payable R$ 12.

c) Deferred Tariff Costs and Gains Variations (“CVA”)

Refer to the mechanism for compensation of the variations in unmanageable costs incurred by the electric power distribution concessionaires. These variations are calculated in accordance with the difference between the expenses effectively incurred and the expenses estimated at the time of composing the tariffs for the annual tariff adjustments.

The main following expenses are currently considered unmanageable costs:
  Electricity purchased (tariff for electricity purchased and Incentive Program for Alternatives to Electric Energy - PROINFA);
  Use of System Charges (tariff for the electric energy transmission from Itaipu Binacional, system service charges – “ESS” – and tariff for the transmission installations forming the basic network usage);
  Payment quota to the Fuel Consumption Account – CCC;
  Payment quota to the Energy Development Account – CDE.

The amounts of CVA are monetarily restated based on the SELIC rate.

	Consolidated Changes
	Balance as of June 30, 2007	Deferral	Amortization	Restatement	Balance as of September 30, 2007

Detailing:
ASSET
Energy Purchased	290,935	38,971	(80,071)	6,080	255,915
System Service Charge	17,914	650	(6,132)	370	12,802
Fuel Consumption Account –
CCC	2,850	929	(2,132)	40	1,687
Energy Development Account -
CDE	23,081	1,754	(7,225)	563	18,173

Total	334,780	42,304	(95,560)	7,053	288,577

LIABILITY
Energy Purchased	(159,953)	(28,398)	35,486	(3,502)	(156,367)
System Service Charge	(35,335)	(4,307)	9,643	(958)	(30,957)
Fuel Consumption Account –
CCC	(105,088)	11,700	7,929	(2,822)	(88,281)

Total	(300,376)	(21,005)	53,058	(7,282)	(275,605)

d) Low Income Consumers’ Subsidy

Law nº 10.438, of April 26, 2002 and Decree nº 4.336 of August 15, 2002 established new guidelines and criteria for classification of consumer units in the low-income residential sub-category. According to the legislation, this new criteria encompasses consumer units served by monophase circuits, with an average monthly consumption in the last 12 months of less than 80kWh, and consumer units with an average monthly consumption in the last 12 months of 80 to 220kWh, provided certain specific requirements are complied with, such as enrollment in Federal Government Social Programs.

As the subsidies granted to the consumers are to be offset in the ambit of the concessionaire itself, through the tariff charged to the other consumers of the market served, and as the introduction of this new criteria has an impact on the tariff levels, in addition to the principal of reasonable tariffs for the rest of the market, ANEEL established a new methodology for calculating the subsidy, which has been applied monthly since May 2002.

After ratification by ANEEL, the amounts calculated using this new methodology should be settled as follows:

  For months in which losses are recorded by the concessionaire, the amounts should be reimbursed through granting of an economic subsidy by Eletrobrás (Governmental institution), through the Energy Development Account – CDE.

  In the months when gains are recorded by the concessionaire, the amounts should be reimbursed to the customer through a reduction in the annual tariff adjustments.

The movements in the balances in the quarter as of September 30, 2007 are as follows:

	Consolidated

	Asset	Liability

Balances as of June 30, 2007	42,293	(8,121)
Revenue Gain (loss)	6,767	(696)
Amortization Tariff Increase	-	638
Receivables Approved by ANEEL	(163)	-
Monetary Restatement	-	(33)

Balances as of September 30, 2007	48,897	(8,212)

(4)	CASH AND BANKS

	Parent Company		Consolidated

	September	June 30,	September	June 30,
	30, 2007	2007	30, 2007	2007

Bank deposits	5,656	6,459	82,917	301,465
Short-term financial investments	8,241	5,512	306,694	527,124

Total	13,897	11,971	389,611	828,589

The short-term financial investments refer to operations with financial institutions under normal market conditions and rates, mainly remunerated based on the variation of the CDI, and are available for use in the operations of the Company and its subsidiaries.

(5)	CONSUMERS, CONCESSIONAIRES AND LICENSEES

The consolidated balance mainly refers to electricity sales as of September 30 and June 30, 2007, as follows:

	Consolidated

	Balances	Past due		Total

	Coming	Up to 90	More than	September	June 30,
	due	days	90 days	30, 2007	2007

Current
Consumer Classes
Residential	252,872	162,441	31,440	446,753	430,429
Industrial	216,543	67,266	49,486	333,295	328,284
Commercial	105,307	47,817	35,689	188,813	202,439
Rural	36,010	6,859	2,264	45,133	39,966
Public Administration	33,318	7,005	3,385	43,708	33,364
Public Lighting	20,548	5,373	41,289	67,210	78,690
Public Service	30,553	11,629	5,518	47,700	47,810

Billed	695,151	308,390	169,071	1,172,612	1,160,982
Unbilled	479,863	-	-	479,863	421,388
Financing of Consumers' Debts	38,296	1,616	6,702	46,614	73,261
Regulatory asset (note 3)	164,960	-	-	164,960	241,597
CCEE Transactions (a)	12,018	-	-	12,018	8,923
Concessionaires and Licensees (b)	79,019	11,787	6	90,812	58,915
Other	39,232	-	-	39,232	62,590

Total	1,508,539	321,793	175,779	2,006,111	2,027,656

Non current
Financing of Consumers' Debts	139,260	-	-	139,260	126,501
CCEE Transactions (a)	41,362	-	-	41,362	41,362
Regulatory Asset (note 3)	23,176	-	-	23,176	22,230
Other	-	-	-	-	251

Total	203,798	-	-	203,798	190,344

a) Electric Energy Trading Chamber (“CCEE”) transactions

The amounts refer to the accounting records of the Electric Energy Trading Chamber – CCEE for the period September 2000 to September 2007. The amount receivable for energy sales as of September 30, 2007 mainly comprises: (i) legal adjustments, made as the result of suits brought by agents in the sector; (ii) lawsuits challenging the CCEE accounting for the period September 2000 to December 2002; (iii) provisional accounting entries made by the CCEE; (iv) amounts negotiated bilaterally pending settlement and (v) estimates by the subsidiaries for periods not yet made available by the CCEE. The subsidiaries consider that there is no significant risk on the realization of these assets and consequently no provision were posted in the accounts.

b) Concessionaires and Licensees

Refers basically to accounts receivable in respect of the supply of electricity to other Concessionaires and Licensees, mainly by the subsidiaries CPFL Geração and CPFL Brasil, and to certain transactions relating to the partial spin-off of Bandeirante by the subsidiary CPFL Piratininga. The amounts are set off against accounts payable, through a settlement of accounts.

(6)	FINANCIAL INVESTMENTS

In April 2005, through a Private Credit Agreement, the Company acquired the credit arising from the Purchase and Sale of Electricity Agreement between Companhia Energética de São Paulo (“CESP”) (seller) and CPFL Brasil (purchaser), referring to the supply of energy for a period of 8 years. The amounts handed over by the Company to CESP will be settled using the funds derived from the acquisition of energy produced by that company for CPFL Brasil.

As of September 30, 2007 the short-term balance is R$ 33,004 (R$ 30,998 as of June 30, 2007), and the long-term balance is R$ 97,757 (R$ 98,851 as of June 30, 2007). The operation is subject to interest of 17.5% p.a., plus the annual variation of the IGP-M, and is being amortized in monthly installments of amounts corresponding to the purchase of energy.

(7)	RECOVERABLE TAXES

	Parent Company		Consolidated

	September 30,		September
	2007	June 30, 2007	30, 2007	June 30, 2007

Current
Social Contribution Prepayments - CSLL	1,157	-	1,911	1,178
Income Tax Prepayments - IRPJ	1,980	-	2,742	1,284
Social Contribution and Income Tax	20,584	28,612	33,890	46,558
Withholding Income Tax - IRRF	11,637	11,507	49,609	37,731
ICMS (State VAT)	-	-	79,371	44,409
PIS (Tax on Revenue)	-	-	2,327	2,488
COFINS (Tax on Revenue)	9	9	7,838	8,594
INSS (Social Security)	-	-	1,606	2,304
Other	64	64	2,756	4,605

Total	35,431	40,192	182,050	149,151

Non current
Social Contribution Tax - CSLL	-	-	24,617	24,198
Income Tax - IRPJ	-	-	830	698
PIS (Tax on Revenue)	2,787	2,787	2,975	2,975
COFINS (Tax on Revenue)	-	-	859	859
ICMS (State VAT)	-	-	68,650	67,392
INSS (Social Security)	-	-	890	585

Total	2,787	2,787	98,821	96,707

(8)	ALLOWANCE FOR DOUBTFUL ACCOUNTS

Consolidated

Balance as of June 30, 2007	(105,784)
Additional Allowance Recorded	(22,734)
Recovery of Revenue	8,477
Write-off of Accounts Receivable	17,617

Balance as of September 30, 2007	(102,424)

The Allowance for Doubtful Accounts is considered by Management of the subsidiaries sufficient to cover any losses on amounts receivable.

(9)	PREPAID EXPENSES

	Consolidated

	Current		Non current

		June
	September	30,	September	June 30,
	30, 2007	2007	30, 2007	2007

Regulatory Asset (note 3)	192,958	201,318	35,852	53,917
Other	16,275	15,628	13,831	7,561

Total	209,233	216,946	49,683	61,478

(10)	DEFERRED TAXES

10.1 Composition of the income tax and social contribution credits:

	Parent Company		Consolidated

	September	June 30,	September	June 30,
	30, 2007	2007	30, 2007	2007

Social Contribution Credit on:
Tax Loss Carryforwards	16,987	16,492	37,536	38,063
Tax Benefit on Merged Goodwill	-	-	219,163	170,905
Temporarily Nondeductible Differences	54	54	76,081	73,107

Subtotal	17,041	16,546	332,780	282,075

Income Tax Credit on:
Tax Loss Carryforwards	54,883	54,035	80,598	82,710
Tax Benefit of Merged Goodwill	-	-	705,660	532,687
Temporarily Nondeductible Differences	8,081	7,907	217,128	209,329

Subtotal	62,964	61,942	1,003,386	824,726

Other	-	-	280	947

Total	80,005	78,488	1,336,446	1,107,748

Current	9,835	9,835	189,158	172,372
Non current	70,170	68,653	1,147,288	935,376

	80,005	78,488	1,336,446	1,107,748

The tax benefit for the merged goodwill is derived from the mergers of companies DOC 4 Participações S.A., Draft I Participações S.A., CPFL Missões Ltda, SEMESA and CPFL Serra, into CPFL Paulista, CPFL Piratininga, CPFL Serra, CPFL Geração and RGE, respectively. From the second quarter of 2007, the accounting balance also includes the tax benefit relating to the goodwill of CMS Participações Ltda merged into the companies Companhia Paulista de Energia Elétrica, Companhia Sul Paulista de Energia, Companhia Jaguari de Energia and Companhia Luz e Força de Mococa. The benefit is being realized in proportion to amortization of the merged goodwill, in accordance with the net projected profit of the subsidiaries, during the remaining term of the concession. In the quarter ended September 30, 2007, the annual amortization rates were 6.06%, 5.63%, 3.67%, 5.26%, 5.93% and 8.43%, respectively.

The positive variation in the quarter was due to the merger of CPFL Serra, to the amount of R$ 234,938, as mentioned in Notes 2 and 13.

The projections of future results that guided and support the recording of deferred tax credits of the Company and its subsidiaries were approved by the Boards of Directors and examined by the Audit Committees. For the quarter ended in September 30, 2007, management does not expect relevant changes in the projections disclosed in the financial statements as of December 31, 2006.

10.2 - Temporary nondeductible differences balance:

	Consolidated

	September 30, 2007		June 30, 2007

	Social		Social
	Contribution	Income Tax	Contribution	Income Tax
	Tax (CSLL)	(IRPJ)	Tax (CSLL)	(IRPJ)

Reserve for Contingencies	12,525	42,460	12,998	41,614
Pension Plan Expenses	5,867	17,290	6,420	18,828
Allowance for Doubtful Accounts	9,693	26,926	9,257	25,713
Provision for losses on the realization of RTE	10,738	29,828	8,652	24,030
Research and Development and Energy
Efficiency Programs	12,372	34,366	13,575	37,706
Profit Sharing	1,295	4,277	1,733	5,498
Differences in Revaluation Rates	12,012	33,370	11,257	31,271
Regulatory liability – Increase in PIS and
Cofins	6,258	17,383	4,442	12,339
Other	5,321	11,228	4,773	12,330

Total	76,081	217,128	73,107	209,329

10.3 - Reconciliation of the income tax and social contribution reported in the income statements for the quarters and nine-month period ended in September 30, 2007 and 2006:

	Consolidated

	CSLL

	2007		2006

	3rd Quarter	Nine months	3rd Quarter	Nine months

Income before CSLL	669,875	1,914,486	708,041	1,691,755
Adjustments to Reflect Effective Rate:
- Goodwill Amortization	23,609	59,219	15,605	46,815
- CMC Realization	5,368	14,411	4,643	14,551
- Received Dividends	-	(87)	-	(4,667)
- Effect of Presumed Profit system	(5,998)	(21,420)	-	-
- Other Additions (Deductions), Net	(17,555)	8,275	7,153	13,326
Calculation base	675,299	1,974,884	735,442	1,761,780
Statutory Tax Rate	9%	9%	9%	9%

Tax Debit Result	(60,777)	(177,740)	(66,190)	(158,560)

	Consolidated

	IRPJ

	2007		2006

	3rd Quarter	Nine months	3rd Quarter	Nine months

Income before IRPJ	669,875	1,914,486	708,041	1,691,755
Adjustments to Reflect Effective Rate:
- Goodwill Amortization	37,212	106,159	35,136	103,858
- Received Dividends	-	(87)	-	(4,667)
- Effect of Presumed Profit system	(8,784)	(28,085)	-	-
- Other Additions	14,201	21,214	4,364	8,810

Calculation base	712,504	2,013,687	747,541	1,799,756
Statutory Tax Rate	25%	25%	25%	25%

Tax Debit Result	(178,126)	(503,422)	(186,885)	(449,939)
- Tax Credit Allocated	-	40,234	-	-

Total	(178,126)	(463,188)	(186,885)	(449,939)

An amount of R$ 40,234 was recorded in the first quarter of 2007 in relation to the tax benefit of the merged goodwill of the indirect subsidiary SEMESA, amortization of which, since the merger, is deductible for Income Tax purposes.

(11)	OTHER CREDITS

	Consolidated

	Current		Non current

	September	June 30,	September	June 30,
	30, 2007	2007	30, 2007	2007

Receivables from CESP	18,954	19,899	28,243	39,445
Receivables from BAESA	18,421	18,421	-	-
Advances - Fundação CESP	7,625	4,159	-	-
Pledges, Funds and Tied Deposits	3,401	3,447	91,753	84,345
Orders in Progress	16,726	13,282	-	-
Services Rendered to Third Parties	18,155	18,210	-	-
Reimbursement RGR	3,336	3,276	707	707
Advance Energy Purchase Agreements	4,374	29,288	30,438	1,909
Other	23,844	37,854	3,728	6,819

Total	114,836	147,836	154,869	133,225

The credits receivable from BAESA derive from the subsidiary CPFL Geração having the benefit of different rights, arising from the use by the shareholders of different prices in billing energy sold in the period November 1, 2005 to December 31, 2006. This resulted in different contributions being made by the shareholding companies in the formation of BAESA's income (expense). This credit is to be offset at the time of the planned corporate restructuring of BAESA

(12)	RELATED PARTIES

	Parent Company

	Sep 30,	June 30,
	2007	2007

Nova 4	203,087	203,087
Perácio	409,310	409,310

Total	612,397	612,397

(13)	INVESTMENTS

13.1 - Permanent Equity Interests:

	Parent Company		Consolidated

	Sep 30,	June 30,	Sep 30,	June 30,
	2007	2007	2007	2007

Permanent Equity Interests	3,427,087	3,214,567	-	-
Goodwill / Negative Goodwill	1,622,803	1,399,372	1,937,747	2,203,374
Leased Assets	-	-	728,655	734,385
Other Investments	-	-	115,555	115,044

Total	5,049,890	4,613,939	2,781,957	3,052,803

Other -As a result of the acquisition of CMS Energy Brasil S.A, the Company now holds, through the indirect subsidiary Paulista Lajeado Energia S.A., 5.84% of the total capital of Investco S.A., comprising 25,829 common shares and 16,412 preferred shares. This investment is recorded at cost.

The principal information on the investments in Direct Permanent Equity Interests is shown below:

Investment			September 30,2007			September 30, 2007	June 30, 2007	3rd Quarter 2007	3rd Quarter 2006

	Number of Shares held (a)	Share of Capital - %	Capital	Shareholders Equity	Net Income (b)	Shareholders Equity Interest		Equity in Subsidiaries

CPFL Paulista	1,000	100%	1,000	706,260	199,985	706,260	506,275	199,985	249,405
CPFL Piratininga	53,031,259	100%	47,418	325,414	94,876	325,414	230,538	94,876	99,088
RGE (c)	806,724	99.76%	830,924	1,158,830	44,322	1,156,033	-	44,215	-
CPFL Geração	205,487,716	100%	1,039,618	1,166,792	52,202	1,166,792	1,114,590	52,202	34,129
CPFL Brasil	2,999	100%	2,999	62,267	59,177	62,267	3,090	59,177	37,085
Nova 4	1	100%	1	1,415	3,410	1,415	(1,995)	3,410	-
Perácio	-	100%	-	8,906	10,454	8,906	(1,548)	10,454	-
CPFL Cone Sul (e)	373	100%	-	-	-	-	-	-	91
CPFL Missões	(d)	-	-	-	-	-	-	-	(3)
CPFL Serra	(f)	-	-	-	-	-	1,363,617	-	8,877

Total						3,427,087	3,214,567	464,319	428,672

(a) Nova 4 expressed in quotas
(b) Net Income refers to 3rd Quarter 2007.
(c) Not including Treasury shares
(d) Company merged on December 20, 2006
(e) Direct investment held up to April 2007.
(f) Company merged on June 30, 2007

The changes in the balance of equity interests are as follows:

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	CPFL Brasil	Nova 4	Perácio	CPFL Serra	Total

Permanent Equity Interests - As of June 30, 2007	506,275	230,538	-	1,114,590	3,090	(1,995)	(1,548)	1,363,617	3,214,567
Merger	-	-	1,363,617	-	-	-	-	(1,363,617)	-
Tax Credit CVM Instructions 319/99 and 349/01	-	-	(251,799)	-	-	-	-	-	(251,799)
Equity in subsidiaries	199,985	94,876	44,215	52,202	59,177	3,410	10,454	-	464,319

Permanent Equity Interests - As of September 30, 2007	706,260	325,414	1,156,033	1,166,792	62,267	1,415	8,906	-	3,427,087

a) CPFL Paulista

Corporate Reorganization

An Extraordinary General Meeting (“EGM”) held on March 14, 2007 approved the transfer of the share control of RGE, in the form of a reduction in the capital of the subsidiary CPFL Paulista, with no cancellation of shares, through the return to the Company of 67.0686% of RGE's capital, amounting to R$ 1,050,411. On the same date, the Company paid up this investment in the subsidiary CPFL Serra. The transfer, also approved in the same EGM, was in compliance with ANEEL Authorization Resolution nº 305, of September 5, 2005 and ANEEL Order nº 669 of March 14, 2007, in relation to the need for corporate segregation pursuant to Law 10.848, of March 15, 2004. These assets were appraised at book values, in accordance with an expert appraisal report, as of December 31, 2006. All RGE's balances and transactions, as from January 1, 2007, are shown in the financial statements of the subsidiary CPFL Serra.

Reversal of Dividends

In March, 2007, the Company capitalized R$ 100,642 in the subsidiary CPFL Paulista, by a reversal of dividends, without issuing new shares, in order to separate the corporate participation of the indirect subsidiary RGE.

b) Merger of the indirect subsidiary CPFL Serra by RGE

Based on approval by ANEEL through Order nº 669 of March 14, 2007, an EGM held on September 18, 2007 approved the merger of CPFL Serra by the subsidiary RGE. The main objective of the merger was to simplify the group's corporate and administrative structures. As the accounting report for the merger was prepared as of June 30, 2007, all RGE's balances and transactions, from July 1, 2007, are directly reflected in the financial statements of CPFL Energia.

Provision for Goodwill Amortization

In order to comply with ANEEL instructions and avoid the goodwill amortization resulting from the merger of a subsidiary by RGE causing a negative impact on the flow of dividends to the shareholders, RGE applied the concepts of CVM Instructions nº 319/1999 and nº 349/2001 in relation to this goodwill, retroactive to June 1, 2007. Accordingly, a provision was recorded to maintain the integrity of the subsidiary's shareholders' equity, so that the effect of the operation on the equity of the subsidiary RGE reflects the tax benefit of the merged goodwill. These changes affected the Company's investment in the subsidiary RGE, and it was necessary to record goodwill of R$ 251,799, so as to restore it. This goodwill is amortized by the Company in proportion to the projected net income curves for the remaining period of RGE's concession contract. The 2007 amortization percentage was 5.93% .

c) Foz do Chapecó – Corporate Reorganization

ANEEL Authorization Resolution nº 879 of April 17, 2007 and the Shareholders' EGM held on July 16, 2007 approved a corporate reorganization of Foz do Chapecó Energia S.A.(“FCE”), consisting of the entry of Chapecoense Geração S.A.(“Chapecoense”) as an FCE shareholder and the termination of the Foz do Chapecó Consortium, changing the share structure to:

The approved corporate reorganization was implemented by: (i) a capital increase of R$ 184,362, of which R$ 74,679 was contributed by Chapecoense by transfer of the assets held in Foz do Chapecó Consortium and cash funds; (ii) by capitalization of an advance for future capital increase of R$ 109,683 maintained by CPFL Geração and CEEE; and (iii) termination of the Foz do Chapecó Consortium, so that FCE now has the concession for the Foz do Chapecó Hydropower Plant.

13.2 – Goodwill and Negative Goodwill:

		Consolidated

		September 30, 2007			June 30, 2007

Investor	Investee	Historical Cost	Accumulated Amortization	Net Value	Net Value	Amortization Rate - 2007

CPFL Energia	CPFL Paulista	(12,828)	-	(12,828)	(12,828)	-
CPFL Energia	CPFL Paulista	1,074,026	(200,116)	873,910	890,184	6.06%
CPFL Energia	CPFL Paulista	304,861	(33,622)	271,239	276,326	6.06%
CPFL Energia	CPFL Piratininga	154,827	(16,713)	138,114	140,546	5.63%
CPFL Energia	CPFL Geração	54,555	(7,199)	47,356	48,193	6.17%
CPFL Energia	CPFL Serra	-	-	-	(109)	-
CPFL Energia	Perácio	12	-	12	12	4.18%
CPFL Energia	RGE	310,128	(5,128)	305,000	-	5.93%
CPFL Energia	CPFL Serra	-	-	-	57,048	3.67%
CPFL Serra	RGE	-	-	-	486,098	3.67%
CPFL Brasil	Clion	98	(24)	74	76	10.00%
CPFL Geração	Foz do Chapecó	7,319	-	7,319	7,319	-
CPFL Geração	ENERCAN	10,233	(294)	9,939	10,065	4.10%
CPFL Geração	Barra Grande	3,081	(389)	2,692	2,747	7.18%
CPFL Geração	Makelele	10	-	10	10	-
Nova 4	CPFL Santa Cruz	111,366	(12,990)	98,376	102,707	15.55%
Perácio	CPFL Jaguariúna	142,793	(2,558)	140,235	138,560	4.18%
CPFL Jaguariúna	Companhia Paulista de Energia Elétrica	21,131	(6,287)	14,844	15,287	8.38%
CPFL Jaguariúna	Companhia Sul Paulista de Energia	21,204	(6,392)	14,812	14,991	8.44%
CPFL Jaguariúna	Companhia Jaguari de Energia	20,026	(6,136)	13,890	14,312	8.43%
CPFL Jaguariúna	Companhia Luz e Força de Mococa	8,906	(2,567)	6,339	6,055	8.48%
CPFL Jaguariúna	Companhia Jaguari Geração de Energia CMS Energy	449	-	449	-	0,00%
CPFL Jaguariúna	Equipamentos e Serviços	370	-	370	-	11.65%
Companhia Paulista de Energia Elétrica	Companhia Luz e Força de Mococa	14,478	(8,883)	5,595	5,775	4.99%

Total		2,247,045	(309,298)	1,937,747	2,203,374

The goodwill arising from acquisition of the equity interests is amortized in proportion to the net income curves projected for the remaining term of the concession contract, these rates are subject to periodic review.

Goodwill of CPFL Energia in RGE

As mentioned in the item “Recording of Provision for Goodwill Amortization”, goodwill of R$ 251,799 was recorded to restore the investment after application of the instructions mentioned. The Company had recorded goodwill of R$ 58,329 (R$ 57,048 net of amortization) derived from the merger of CPFL Missões Ltda, which now, together with the merger of RGE, totals R$ 310,128 (R$ 305,000 net of amortization).

13.3 – Interest on Shareholders’ Equity and Dividend:

	Parent Company

	Sep 30,	June 30,
	2007	2007

Dividend Receivable
CPFL Paulista	-	380,103
CPFL Piratininga	13,234	156,995
CPFL Geração	73,000	122,342
CPFL Brasil	-	128,649
CPFL Serra	-	77,288

Subtotal	86,234	865,377

Receivable Interest on Shareholders’
Equity
CPFL Paulista	-	22,733
CPFL Piratininga	-	6,369
CPFL Geração	-	30,792

Subtotal	-	59,894

Total	86,234	925,271

In the third quarter of 2007, the Company received dividends and interest on capital of R$ 839,037.

13.4 - Leased Assets:

In consolidated, the leased assets refer principally to the assets of the Serra da Mesa Plant, owned by the subsidiary CPFL Geração and leased to FURNAS. These assets are depreciated over their estimated useful life at annual rates defined by ANEEL, and in accordance with general conditions of the concession agreement held by FURNAS.

(14) PROPERTY, PLANT AND EQUIPMENT

		Consolidated

	September 30, 2007			June 30, 2007

	Historical	Accumulated
In Service	Cost	Depreciation	Net Value	Net Value

- Distribution	7,432,702	(3,777,470)	3,655,232	3,536,010
- Generation	1,498,283	(144,029)	1,354,254	1,362,395
- Commercialization	207,491	(77,361)	130,130	130,324
- Administration	228,616	(145,756)	82,860	82,109

	9,367,092	(4,144,616)	5,222,476	5,110,838
In Progress
- Distribution	270,153	-	270,153	304,150
- Generation	698,426	-	698,426	596,926
- Commercialization	9,169	-	9,169	9,838
- Administration	26,204	-	26,204	19,380

	1,003,952	-	1,003,952	930,294

Subtotal	10,371,044	(4,144,616)	6,226,428	6,041,132
Other Assets not linked to the
Concession	1,553,223	(843,354)	709,869	717,676

Total Property, Plant and Equipment	11,924,267	(4,987,970)	6,936,297	6,758,808

Special Obligations linked to the
Concession			(891,250)	(871,105)

Net Property, Plant and Equipment			6,045,047	5,887,703

The average assets depreciation rate is approximately 5.0% p.a. for the distributors and 2.6% p.a. for the generators.

Special obligations linked to the Concession - These are the amounts received from the consumers and donations not conditional on any return and subsidies for investments intended to meet requests for energy supply in the distribution operations. Pursuant to In accordance ANEEL Order nº 234, of October 31, 2006, Official Circular nº 1,314, of June 27, 2007, rules that the effects of the quotas for reintegration of the values of assets established with funds from the Special Obligations will only be eliminated in the accounting results, by amortization of these obligations, as from the second Tariff Review cycle, irrespective of the date of formation.

In this quarter the subsidiary CPFL Paulista acquired all the assets of and the rights to operate the CERFRA - Cooperativa de Eletrificação e Desenvolvimento da Região de Franca network, amounting to R$ 4,200. The network currently has 1,076 customers and covers 442,244 Km.

(15) INTEREST, LOANS AND FINANCING

	Consolidated

	September 30, 2007				June 30, 2007

	Interest Current and Non current	Principal		Total	Interest Current and Non current	Principal		Total

		Current	Non current			Current	Non current

LOCAL CURRENCY
BNDES - Power Increases (PCH's)	120	6,013	28,809	34,942	203	4,768	30,539	35,510
BNDES - Investment	6,269	219,614	1,412,889	1,638,772	4,083	214,946	1,341,217	1,560,246
BNDES - Parcel "A", RTE and Free Energy	974	223,917	-	224,891	1,624	302,593	1,182	305,399
BNDES - Purchase of assets	16	-	868	884	3	-	373	376
Furnas Centrais Elétricas S.A.	-	19,969	127,539	147,508	-	4,865	132,866	137,731
Financial Institutions	50,453	615,365	143,136	808,954	35,657	587,077	143,563	766,297
Other	542	28,136	22,173	50,851	545	30,708	21,968	53,221

Subtotal	58,374	1,113,014	1,735,414	2,906,802	42,115	1,144,957	1,671,708	2,858,780

FOREIGN CURRENCY
IDB	721	3,185	62,500	66,406	728	3,304	67,105	71,137
Financial Institutions	27,168	168,653	873,689	1,069,510	18,231	212,533	536,741	767,505

Subtotal	27,889	171,838	936,189	1,135,916	18,959	215,837	603,846	838,642

Total	86,263	1,284,852	2,671,603	4,042,718	61,074	1,360,794	2,275,554	3,697,422

	Consolidated

	September 30,	June 30, 2007
LOCAL CURRENCY	2007		Remuneration	Amortization		Collateral

BNDES - Power Increases (PCH's)
CPFL Geração	5,621	6,221	TJLP + 3.5%p.a.	84 monthly installments from February 2003		Guarantee of CPFL Paulista
CPFL Geração	288	333	UMBND + 3.5% p.a.	84 monthly installments from February 2003		Guarantee of CPFL Paulista
CPFL Geração	3,099	3,364	TJLP + 4%p.a.	72 monthly installments from September 2004		Guarantee of CPFL Energia
CPFL Geração	399	451	UMBND + 4% p.a.	72 monthly installments from September 2004		Guarantee of CPFL Energia
CPFL Geração	7,736	7,904	TJLP + 4.3% p.a.	75 monthly installments from September 2007		Guarantee of CPFL Energia
CPFL Geração	7,613	7,209	TJLP + 4.3% p.a.	36 monthly installments from July 2008		Guarantee of CPFL Energia
CPFL Geração	99	99	TJLP + 3.1% p.a.	36 monthly installments from July 2008		Guarantee of CPFL Energia
CPFL Geração	9,929	9,929	TJLP + 3.1% p.a.	72 monthly installments from July 2008		Guarantee of CPFL Energia
CPFL Geração	158	-	TJLP + 3.1% p.a.	36 monthly installments from December 2008		Guarantee of CPFL Energia

BNDES - Investment
CPFL Paulista - FINEM I	3,396	5,093	TJLP + 3.25% p.a.	78 monthly installments from October 2000 and October 2001		Revenue

CPFL Paulista - FINEM II	205,821	221,651	TJLP + 5.4% p.a.	48 monthly installments from January 2007		Guarantee of CPFL Energia and receivables

CPFL Paulista - FINEM III	101,939	71,754	TJLP + 3.3% p.a.	72 monthly installments from January 2008		Guarantee of CPFL Energia and receivables
RGE - FINEM I	139,339	143,745	TJLP + 3.5% to 5.0% p.a.	monthly installments from October 2000 to December 2012		Revenue collection/Promissory Notes/Reserve Account
RGE - FINEM II	5,181	6,416	UMBNDES + 4.5% p.a (1)	36 monthly installments from February 2006		Revenue collection/reserve account
CPFL Piratininga - FINEM I	76,638	82,533	TJLP + 5.4%p.a.	48 monthly installments from January 2007		Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINEM II	87,863	87,721	TJLP + 3.3% p.a.	72 monthly installments from January 2008		Guarantee of CPFL Energia and receivables
BAESA	170,490	174,379	TJLP + 3.125%p.a.	144 monthly installments from September and November 2006		Letters of Credit
BAESA	36,793	39,562	UMBND + 3.125% p.a. (2)	144 monthly installments from November 2006		Letters of Credit
ENERCAN	380,017	387,812	TJLP + 4%p.a.	144 monthly installments from April 2007		Letters of Credit
ENERCAN	24,025	25,733	UMBND + 4% p.a.	144 monthly installments from April 2007		Letters of Credit
CERAN	273,347	270,990	TJLP + 5%p.a.	168 monthly installments from December 2005		Guarantee of CPFL Energia
CERAN	41,454	42,857	UMBND + 5% p.a. (3)	168 monthly installments from February 2006		Guarantee of CPFL Energia
CERAN	92,469	-	TJLP + 3.3% to 4.3% p.a.	168 monthly installments from November 2008		Guarantee of CPFL Energia

BNDES - Parcel "A", RTE and Free Energy
CPFL Paulista - Parcel "A"	220,086	298,223	Selic + 1% p.a.	13 monthly installments from May 2007		Receivables
RGE - Free Energy	1,217	1,919	Selic + 1% p.a.	60 monthly installments from March 2003		Receivables
CPFL Sta Cruz - RTE	-	735	Selic + 1% p.a.	65 monthly installments from March 2002		Revenue/Promissory notes
CPFL Jaguariúna - RTE	2,710	3,140	Selic + 1% p.a.	79 monthly installments from March 2002		Receivables
CPFL Geração - Free Energy	878	1,382	Selic + 1% p.a.	60 monthly installments from March 2003		Guarantee of CPFL Paulista

BNDES - Purchase of assets
CPFL Brasil	884	376	TJLP + 2.84% p.a.	36 monthly installments from May 2009	\	Linked to the asset acquired

Furnas Centrais Elétricas S.A.
CPFL Geração	147,508	137,731	IGP-M + 10% p.a.	24 monthly installments from August 2008	Energy produced by plant
Financial Institutions
Parent company
BB Banco de Investimento	220,721	214,629	101.9% CDI	1 installment in December 2007	Promissory notes
Citibank	232,337	225,925	101.9% CDI	1 installment in December 2007	Promissory notes
CPFL Paulista
Banco do Brasil - Law 8727	49,449	49,617	Variação do IGPM + 7.42% p.a.	240 monthly installments from May 1994	Receivables
RGE
Banco Itaú BBA	100,622	103,846	106.0% of CDI	1 installment in March 2011	No guarantee
Banco Santander I	-	2,638	105.0% of CDI	7 quarterly installments from January 2006	Promissory notes
Banco Santander II	56,149	54,560	104.5% of CDI	1 installment in January 2008	No guarantee
	81,508	78,699	107.5% of CDI		No guarantee
Banco ABN AMRO Real				02 installment in January 2008 and 01 installment in February 2008
Banco do Brasil - Law 8727	37,447	36,383	105% of CDI	1 installment in January 2008	No guarantee
Foz do Chapecó
Banco Bradesco	30,721	-	104.6% of CDI	1 installment in October 2007	No guarantee
Other
CPFL Paulista
ELETROBRÁS	7,021	7,646	RGR + rate variable of 6% to 9% p.a.	120 monthly installments from August 2006	Revenue/Promissory notes
Other	7,061	6,809
RGE
FINEP	1,364	1,483	TJLP + 4.0% p.a.	48 monthly installments from July 2006	Receivables
ELETROBRÁS	4,767	5,127	RGR + rate variable of 6% to 6.5% p.a.	120 monthly installment from August 2004	Receivables/Promissory notes
Other	16,774	18,314
CPFL Piratininga
ELETROBRÁS	2,941	3,951	5% p.a.	120 monthly installment from August 2006	Promissory notes/Receivables
Outros	904	758
Santa Cruz
ELETROBRÁS	6,991	7,296	5% p.a.	100 to 120 monthly installments from december 2002	Revenues
CPFL Jaguariúna
ELETROBRÁS	3,028	1,837	5% to 9% p.a.	120 monthly installment from June 2007	Revenues

Total Local Currency	2,906,802	2,858,780

FOREIGN CURRENCY

IDB - Enercan	66,406	71,137	US$ + Libor + 3.5% p.a.	49 quarterly installments from June 2007	Guarantee of CPFL Energia
Financial Institutions
Parent Company
Banco do Brasil	183,311	176,714	Yen + 5.7778% p.a. (4)	1 installment in September 2009	No guarantee
CPFL Paulista
Debt Conversion Bond	11,267	11,611	US$ + 6-month Libor +	17 semiannual installments from April	Revenue/Government SP
			0.875% p.a.	2004	guaranteed
New Money Bond	1,189	1,225	US$ + 6-month Libor +	17 semiannual installments from April	Revenue/Government SP
			0.875% p.a.	2001	guaranteed
FLIRB	1,206	1,243	US$ + 6-month Libor +	13 semiannual installments from April	Revenue/Government SP
			0.8125% p.a.	2003	guaranteed
C-Bond	14,181	14,561	US$ + 8% p.a.	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
	16,511	17,018	US$ + 6-month Libor +		Escrow deposits and
Discount Bond			0.8125% p.a.		revenue/ Gov.SP guarantee
				1 installment in April 2024
	23,623	24,372	US$ + 6% p.a.		Escrow deposits and
PAR-Bond					revenue/ Gov.SP guarantee
				1 installment in April 2024
Banco do Brasil	117,226	140,623	Yen + 5.7778% p.a. (4)	1 installment in September 2009	No guarantee
ABN AMRO	329,512	-	Yen + 1.482% p.a. (5)	1 installment in August 2009	No guarantee
RGE
Banco do Brasil	27,053	-	IENE + 5.7778%p.a. (4)	1 installment in September 2009
CPFL Geração
Banco do Brasil	276,806	267,734	Yen + 2.5% up tp 5.8%	1 installment between February	Guarantee of CPFL Energia
			p.a. (6)	2008 and April 2010
ENERCAN
Banco Itaú BBA	-	1,791	US$ + Libor + 14.5 % p.a		No guarantee
			(7)	1 installment in July 2007
Ceran
Banco Santander	-	24,295	Yen + 1.75% p.a. (8)	1 installment in July 2007	No guarantee
Banco Bradesco	-	18,283	US$ + 6.5% p.a (9)	1 installment in August 2007	No guarantee
Foz de Chapecó
Banco Bradesco	67,625	68,035	US$ + var 6% to 6.5% p.a. (10)	installments in December 2007 and January 2008	No guarantee

Total Foreign Currency	1,135,916	838,642

Total	4,042,718	3,697,422

The Company and its subsdiaries hold swap converting the local cost of currency variation to interest tax variation in reais, corresponding to
(1)141.1% of CDI	(4)103.5% of CDI	(7)109.5% of CDI	(10)104.6% of CDI
(2)134.23% of CDI	(5)102.9% of CDI	(8)138.43% of CDI
(3)148.5% of CDI	(6)103.25% to 104.5% of CDI	(9)108% of CDI

Main funding in the period:

Local Currency

BNDES – Investment (CPFL Paulista - FINEM III) - The subsidiary CPFL Paulista obtained approval from the Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) for financing of R$ 156,543 in 2007, as part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. CPFL Paulista received R$ 101,587 (R$ 30,000 in this quarter) in 2007 and the remaining balance of R$ 54,956 is scheduled for release by December 2007. The interest will be paid quarterly. As from January 15, 2008, the payments will be made monthly.

BNDES – Investment (CPFL Piratininga - FINEM II) – The subsidiary CPFL Piratininga obtained approval from the BNDES for financing of R$ 121,574 in 2007, as part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. CPFL Piratininga received R$ 87,516 in the quarter and the remaining balance of R$ 34,058 is scheduled for release by December 2007. The interest will be paid on September 15 and December 15, 2007. As from January 15, 2008 the payments will be made monthly.

BNDES - Investment (CERAN) – In the quarter, installments of the loan contracted in February 2004 from the BNDES, amounting to R$ 139,949 (R$ 90,967 in proportion to the participation of the subsidiary CPFL Geração), were released to the indirect subsidiary for financing of the Castro Alves and 14 de Julho projects.

Foz do Chapecó – Granting of Credit by the BNDES

In a meeting held on July 3, 2007, the Board of Directors of the BNDES authorized credits of R$ 1,655,838 to the subsidiary Foz do Chapecó, for allocation to the construction work on the Foz do Chapecó Hydropower Plant, with partial release scheduled for the fourth quarter of 2007. To honor commitments already assumed, a short-term loan of R$ 115,000 (R$ 58,650 in proportion to the participation of the subsidiary CPFL Geração) was taken out with Bradesco in the quarter, until the release of funds already approved by BNDES.

Financial institution (RGE) – The subsidiary RGE contracted a loan of R$ 27,053 from Banco do Brasil in the quarter, in order to finance working capital requirements.

Foreign Currency

Financial institutions – (CPFL Paulista) - The subsidiary contracted a foreign currency loan from ABN AMRO REAL Bank, in August 2007, amounting to R$ 360,000, in order to make the escrow deposit mentioned in Note 21.

RESTRICTIVE COVENANTS

The BNDES Investment (CPFL Paulista - FINEM III) loan restricts the subsidiary on payment of dividends and interest on capital totaling more than the legal minimum mandatory dividend without the approval of the BNDES and the lead bank in the transaction (Banco do Brasil), as well as full compliance with the restrictive covenants established in the agreement and maintenance of certain financial ratios within preestablished parameters, as follows:

a) Net financial indebtedness divided by EBITDA – maximum of 3.0 from 2007 to 2013;

b) Net financial indebtedness divided by the sum of net financial indebtedness and net equity – maximum of 0.80 in 2007 and 2008 and 0.75 from 2009 to 2013.

The BNDES - FINEM II (CPFL Piratininga – FINEM II) - Restricts the subsidiary on payment of dividends and interest on capital totaling more than the legal minimum mandatory dividend without the approval of the BNDES and the lead bank in the transaction (Banco do Brasil), as well as full compliance with the restrictive covenants established in the agreement and maintenance of certain financial ratios within preestablished parameters, as follows:

a) Net financial indebtedness divided by EBITDA – maximum of 2.5 in 2007, 3.0 in 2008 and maximum of 2.5 from 2009 to 2013;

b) Net financial indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.8 from 2007 to 2013.

Other loan and financing agreements are subject to certain restrictive covenants, including clauses that require the Company and its subsidiaries to maintain certain financial ratios within predefined parameters. Details of these restrictive covenants are presented in the financial statements as of December 31, 2006. The management of the Company and its subsidiaries monitor these indices systematically and constantly to ensure that the contractual conditions are complied with. In the opinion of the Company's management, these restrictive covenants and clauses are being adequately complied with.

(16) DEBENTURES

	Issued	Remuneration	Amortization Conditions	Collateral	Consolidated

					Balances as of

					September 30, 2007				June 30, 2007

					Interest	Current	Non current	Total	Interest	Current	Non current	Total

CPFL Paulista
2nd Issue
1st serie	11,968	109% of the CDI	July 1, 2009.	Unsecured	3,577	-	119,680	123,257	7,793	-	119,680	127,473
2nd series	13,032	IGP-M + 9.8% p.a.	July 1, 2009.	Unsecured	3,546	-	149,939	153,485	14,096	-	146,265	160,361
3rd Issue					-	-	-		-	-	-	-
1st serie	64,000	104.4% of CDI	1st installment in December 1, 2011, 2nd installment in December 1, 2012 and 3rd installment in December 1, 2013.	Guarantee of CPFL Energia	24,507	-	640,000	664,507	5,724	-	640,000	645,724

CPFL Piratininga					31,630	-	909,619	941,249	27,613	-	905,945	933,558
1st Issue

Unique serie	40,000	104% of the CDI	50% on January 1, 2010 and remainder on January 1, 2011.	Guarantee of CPFL Energia	11,400	-	400,000	411,400	24,816	-	400,000	424,816
RGE
2nd Issue
1st serie	2,620	IGP-M + 9.6% p.a.	1 installment in April 2011	Unsecured	1,254	-	26,200	27,454	677	-	26,200	26,877
2nd serie	20,380	106.0% of CDI	1 installment in April 2009	Unsecured	12,355	-	203,800	216,155	6,153	-	203,800	209,953

					13,609	-	230,000	243,609	6,830	-	230,000	236,830
CPFL Geração
2nd Issue	69,189	TJLP + 4 to 5% p.a.	Semiannual with settlement in June 2009	Guarantee of CPFL Energia, Receivables and CPFL Geração common nominal shares	9,798	143,329	157,663	310,790	2,318	143,242	157,567	303,127
Baesa
1st Issue	9,000	105% of the CDI	Quarterly with settlement in August 2016.	Letters of Guarantee	3,901	-	25,318	29,219	3,810	-	26,500	30,310
2nd Issue	9,000	IGP-M + 9.55% p.a.	Annually with settlement in August 2016.	Letters of Guarantee	1,209	-	8,290	9,499	1,418	-	9,866	11,284

					5,110	-	33,608	38,718	5,228	-	36,366	41,594
					71,547	143,329	1,730,890	1,945,766	66,805	143,242	1,729,878	1,939,925

RESTRICTIVE COVENANTS

The debentures are subject to certain restrictive covenants, including clauses that require the subsidiaries to maintain certain financial ratios within pre-established parameters. Details of these restrictive covenants are presented in the financial statements as of December 31, 2006. In the opinion of the subsidiary's Management, these restrictive covenants and clauses are being adequately complied with.

(17) SUPPLIERS

	Consolidated

	September 30,	June 30,
Current	2007	2007

System Service Charges	4,515	5,276
Energy Purchased	535,292	526,616
Electricity Network Usage Charges	89,126	87,839
Materials and Services	145,980	112,439
Co-Generators	22,591	21,134
Regulatory Liability (note 3)	59,558	70,878
Other	14,683	11,996

Total	871,745	836,178

Non current
Regulatory Liability (note 3)	699	1,097

(18) TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

	Consolidated

	Current		Non current

	September 30,	June 30,	September 30,	June 30,
	2007	2007	2007	2007

ICMS (State VAT)	302,191	303,168	-	-

PIS (Tax on Revenue)	12,561	12,805	9	54
COFINS (Tax on Revenue)	57,670	55,398	454	816
IRPJ (Corporate Income Tax)	191,585	133,130	15,108	11,015

CSLL (Social Contribution Tax)	47,323	36,873	5,200	3,719
IRRF (Withholding tax on equity interest)	-	10,570	-	-
Other	18,907	17,284	-	-

Total	630,237	569,228	20,771	15,604

(19) EMPLOYEE PENSION PLANS

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração, through Fundação CESP, the subsidiary RGE, through Fundação CEEE de Seguridade Social - ELETROCEEE, the indirect subsidiary CPFL Santa Cruz, through FUNSEJEM – Fundação Senador José Ermínio de Moraes, and the subsidiary CPFL Jaguariuna through CMSPREV, sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

I – CPFL Paulista

A Proportional Supplementary Defined Benefit (“BSPS”) and a Mixed Benefit Plan are currently in effect for the employees of the subsidiary CPFL Paulista.

On modification of the Pension Plan in September 1997, the subsidiary recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of the Fundação CESP. This deficit will be liquidated in 260 installments, amortized monthly, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Through the addendum to the agreement with Fundação CESP dated July 25, 2006, the obligation will be settled in 175 monthly installments and 14 annual installments, maturing in July 31, 2020. The balance of the liability as of September 30, 2007 is R$ 574,410 (R$ 569,034 as of June 30, 2007).

II – CPFL Piratininga

As a result of the split-off of Bandeirante Energia S.A. (the Subsidiary’s predecessor), the subsidiary CPFL Piratininga assumed the responsibility for the actuarial liabilities for its retired and discharged employees up to the date of the split-off, as well as the responsibilities relating to the active employees transferred to CPFL Piratininga.

A Proportional Supplementary Defined Benefit (“BSPS”) and a Mixed Benefit Plan are currently in effect for the employees of CPFL Piratininga.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana El São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of the Fundação CESP, to be liquidated in 260 installments, amortized on a monthly basis, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Through the addendum to the agreement with Fundação CESP signed on July 25, 2006, the obligation will be settled in 183 monthly installments and 15 annual installments, maturing in March 1, 2021. The balance of the liability, which is restated annually in line with the evolution of the actuarial deficit, calculated in accordance with the criteria of the Supplementary Pensions Department, is R$ 160,959 as of September 30, 2007 (R$ 159,317 as of June 30, 2007).

III – RGE

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, including the presumed Social Security benefit, with a Segregated Net Asset administered by ELETROCEEE. Only those employed prior to the spin-off from CEEE to RGE are entitled to this benefit.

IV – CPFL SANTA CRUZ

In July 2001, the subsidiary Santa Cruz joined FUNSEJEM, a not-for-profit private welfare fund for employees of Votorantim Group companies, offering them all the opportunity to participate. In accordance with the fund's regulations, the subsidiary CPFL Santa Cruz matches the employees' contributions to FUNSEJEM, in accordance with the employees' remuneration levels (defined contribution). Voluntary contributions may also be made to FUNSEJEM.

V – CPFL Geração

A Proportional Supplementary Defined Benefit (“BSPS”) and a Mixed Benefit Plan are currently in effect for the employees of CPFL Geração. In September 1997, on modification of the Pension Plan, at that time maintained by CPFL Paulista, the subsidiary recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of the Fundação CESP. The deficit is being liquidated in 260 monthly installments, plus interest of 6% p.a. and monetary restatement based on the IGP-DI (FGV). Through the addendum to the agreement with Fundação CESP signed on July 25, 2006, the obligation will be settled in 178 monthly installments and 14 annual installments, maturing on October 31, 2020. The balance of the liability, which is restated annually in line with the evolution of the actuarial deficit, calculated in accordance with the criteria of the Supplementary Pensions Department, is R$ 11,603 as of September 30, 2007 (R$ 11,491 as of June 30, 2007).

VI – CPFL Jaguariúna

In December 2005, the companies joined the CMSPREV private pension plan, administered by Icatu Hartford Fundo Metropolitano. The plan adopted by the companies offers all employees the option to participate by contributing 2% to 14% of their participation salary. In accordance with the fund regulations, the subsidiary matches the employees' contributions to Icatu Hartford Fundo Metropolitano, in accordance with the employee's remuneration level (defined contribution).

The changes in net actuarial liabilities in the quarter, according to CVM 371/2000, are shown below:

	September 30, 2007

	CPFL	CPFL	RGE	CPFL	Consolidated
	Paulista	Piratininga		Geração

Net actuarial liability at the beginning of the quarter	586,979	157,287	(3,445)	10,852	751,673
Income recognized in income statement	(9,006)	(1,604)	(1,743)	(229)	(12,582)
Sponsor's Contributions during the period	(14,691)	(4,189)	14	(312)	(19,178)

Net actuarial liability at the end of the period	563,282	151,494	(5,174)	10,311	719,913

Other contributions	8,542	272	29,647	211	38,672

TOTAL	571,824	151,766	24,473	10,522	758,585

Current	59,896	18,204	2,648	1,483	82,231
Non current	511,928	133,562	21,825	9,039	676,354

	571,824	151,766	24,473	10,522	758,585

The (income) and expenses recognized are as follows:

	3rd Quarter 2007

	CPFL	CPFL	RGE	CPFL	Consolidated
	Paulista	Piratininga		Geração

Cost of service	262	1,022	225	22	1,531
Interest on actuarial liabilities	64,878	16,272	2,831	1,363	85,344
Expected return on assets	(74,137)	(18,424)	(3,834)	(1,614)	(98,009)
Unrecognized cost of past service	-	3	-	-	3
Unrecognized actuarial gains	-	-	(965)	-	(965)

Subtotal	(8,997)	(1,127)	(1,743)	(229)	(12,096)
Expected contributions from participants	(9)	(477)	-	-	(486)

Total	(9,006)	(1,604)	(1,743)	(229)	(12,582)

	3rd Quarter 2006

	CPFL	CPFL	RGE	CPFL	Consolidated
	Paulista	Piratininga		Geração

Cost of service	229	1,139	202	16	1,586
Interest on acturial liabilities	65,594	16,136	3,186	1,408	86,324
Expected return on assets	(67,253)	(16,813)	(3,927)	(1,471)	(89,464)
Unrecognized cost of past service	-	3	-	-	3
Unrecognized actuarial - gains	-	-	(542)	-	(542)
Increase liabilities due to adoption of CMV No. 371	4,044	8,196	635	82	12,957

Subtotal	2,614	8,661	(446)	35	10,864
Expected contributions from participants	(6)	(513)	(14)	-	(533)

Total expense (income)	2,608	8,148	(460)	35	10,331

The expense (income) was recorded under the following captions in the income statement,:

	3rd Quarter 2007

	CPFL	CPFL	RGE	CPFL	Consolidated
	Paulista	Piratininga		Geração

Operating Cost	(9,006)	(1,604)	(1,743)	13	(12,340)
Operating Expenses	-	-	-	(242)	(242)

Total	(9,006)	(1,604)	(1,743)	(229)	(12,582)

	3rd Quarter 2006

	CPFL	CPFL	RGE	CPFL	Consolidated
	Paulista	Piratininga		Geração

Operating Cost	(1,436)	(48)	(460)	12	(1,932)
Operating Expenses	-	-	-	(59)	(59)
Extraordinary Item net of Tax Effects	2,670	5,409	-	62	8,141
Taxation of Extraordinary Item	1,374	2,787	-	20	4,181

Total	2,608	8,148	(460)	35	10,331

The extraordinary item recorded in 2006 refers to the plan deficit as of December 31, 2001, on adoption of CVM No. 371, which was deferred and amortized in subsequent years, and finalized as of December 31, 2006.

(20) REGULATORY CHARGES

	Consolidated

	September 30,	June 30,
	2007	2007

Fee for the Use of Water Resources	934	-
Global Reverse Fund - RGR	5,519	4,471
ANEEL Inspection Fee	2,225	1,903
Fuel Consumption Account - CCC	39,108	33,601
Energy Development Account - CDE	31,561	30,855

Total	79,347	70,830

(21) RESERVE FOR CONTINGENCIES

The changes in the balances in the quarter ended September 30, 2007, are as follows:

	Consolidated

	September 30, 2007				June 30, 2007

	Reserve for contingencies - Gross	Escrow Deposits related to Contingencies (1)	Reserve for Contingencies, net	Other deposits, Judicial (2)	Reserve for contingencies - Gross	Escrow Deposits related to Contingencies (1)	Reserve for Contingencies, net	Other deposits, Judicial (2)

Labor
Various	68,866	51,468	17,398	28,809	68,581	50,101	18,480	23,966

Civil
General Damages	15,918	13,748	2,170	18,845	15,386	13,299	2,087	14,176
Tariff Increase	16,254	3,561	12,693	7,074	17,422	3,016	14,406	7,903
Energy Purchased	40,809	28,167	12,642	-	40,809	28,167	12,642	-
Other	8,242	7,072	1,170	12,208	8,200	7,077	1,123	11,752

	81,223	52,548	28,675	38,127	81,817	51,559	30,258	33,831

Tax
FINSOCIAL	18,139	18,139	-	33,543	18,083	18,083	-	33,440
Increase on basis - PIS and COFINS	2,706	-	2,706	301	2,917	-	2,917	301
Interest on Shareholders’ Equity - PIS
and COFINS	34,775	-	34,775	-	33,922	-	33,922	-
Income Tax	50,521	30,647	19,874	364,843	47,646	27,684	19,962	1,935
Other	7,428	2,995	4,433	12,311	7,499	2,995	4,504	12,091

	113,569	51,781	61,788	410,998	110,067	48,762	61,305	47,767

Total	263,658	155,797	107,861	477,934	260,465	150,422	110,043	105,564

	Consolidated

	June 30, 2007	Addition	Reversal	Payment	Monetary Restatement	September 30, 2007

Labor	68,581	1,741	(356)	(1,101)	1	68,866
Civil	81,817	7,037	(5,319)	(2,327)	15	81,223
Tax	110,067	3,125	(553)	(16)	946	113,569

Reserve for Contingencies - Gross	260,465	11,903	(6,228)	(3,444)	962	263,658

Escrow Deposits (1) + (2)	255,986	387,429	(12,322)	(2,494)	5,132	633,731

The reserves for contingencies were based on appraisal of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries. Details of the reserves for contingencies are presented on the financial statements as of December 31, 2006.

Escrow Deposit - Income Tax, refers to discussion of the deductibility for income tax purposes of expense recorded in 1997 in respect of the welfare deficit of the pension plan of employees of the subsidiary CPFL Paulista in relation to Fundação CESP, due to the renegotiation and renewal of debt in that year. As a result of consulting the Brazilian Federal Income Office, the subsidiary CPFL Paulista obtained a favorable answer in Note MF/SRF/COSIT/GAB nº 157 of April 9, 1998, and used the tax deductibility of the expense, thereby generating tax loss carryforwards in that year. In March 2000, the subsidiary CPFL Paulista was assessed by the tax inspectors in relation to use of the tax loss carryforwards, in 1997 and 1998. In the third quarter of 2007, as a result of the legal decision demanding the deposit to permit continuity of the discussions, the Company made an escrow deposit of R$ 360,255 (R$ 363,858 restated to September 30, 2007) as a court guarantee deposit. Based on the updated position of the legal counsel in charge of this case, the risk of loss continues to be classified as remote.

Possible Losses: The Company and its subsidiaries are parties to other suits in which management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive base in these cases. These questions do not yet indicate a trend in the decisions of the courts or any other decision in similar proceedings considered probable or remote, and therefore no provision has been established for these. As of September 30, 2007, the claims relating to possible losses were as follows: (i) R$ 205,781 for labor suits (R$ 203,938 as of June 30, 2007); (ii) R$ 414,553 for civil suits, mainly for civil suits for personal injuries, environmental damages and tariff increases (R$ 490,382 as of June 30, 2007); and (iii) R$ 462,348 in respect of tax suits, relating basically to Income Tax, ICMS, FINSOCIAL and PIS and COFINS (R$ 425,598 as of June 30, 2007).

Based on the opinion of their legal advisers, Management of the Company and of its subsidiaries consider that there are no significant contingent risks that are not covered by adequate provisions in the Interim Financial Statements, or that might result in the significant impact on future earnings.

(22) OTHER ACCOUNTS PAYABLE

	Consolidated

	Current		Non current

	September 30,	June 30,	September 30,	June 30,
	2007	2007	2007	2007

Consumers and Concessionaires	55,944	56,400	-	-
Regulatory Liability (note 3)	170,562	194,351	646	444
Energy Efficiency Program - PEE	45,701	47,442	58,606	52,843
Research & Development - P&D	39,034	35,981	41,796	40,058
National Scientific and Technological
Development Fund - FNDCT	26,480	26,870	2,265	3,884
Energy Research Company – EPE	13,618	13,687	515	1,325
Fund for Reversal	-	-	17,751	17,751
Advances	18,362	38,741	-	-
Interest on Compulsory Loan	4,427	4,334	-	-
Emergency Charges (ECE/EAEE)	6,295	6,746	-	-
Provision for Environmental Expenses	8,932	1,101	6,923	7,247
Payroll	5,050	9,108	-	-
Profit sharing	18,841	16,170	-	-
Other	42,693	49,486	6,657	6,800

Total	455,939	500,417	135,159	130,352

(23) SHAREHOLDERS’ EQUITY

The participations of the shareholders in the Company's equity as of September 30, 2007 and June 30, 2007 are distributed as follows:

	Total Shares
	September 30, 2007		June 30, 2007

	Common	Interest	Common	Interest
Shareholders	Shares	%	Shares	%

VBC Energia S.A.	139,002,671	28.97	139,002,671	28.97
521 Participações S.A.	149,230,373	31.11	149,230,373	31.11
Bonaire Participações S.A.	60,713,511	12.65	60,713,511	12.65
BNDES Participações S.A.	24,789,436	5.17	24,789,436	5.17
Brumado Holdings S.A.	28,420,052	5.92	28,420,052	5.92
Board Members	3,112	0.00	3,112	0.00
Executive Officers	30,795	0.01	30,795	0.01
Other Shareholders	77,566,780	16.17	77,566,780	16.17

Total	479,756,730	100.00	479,756,730	100.00

Interest on Shareholders’ Equity and Dividend

	Parent Company

	September 30, 2007	June 30, 2007

Interest on Shareholders’ Equity Payable
Other Shareholders	448	450

Subtotal	448	450

Dividend Payable
VBC Energia S.A.	-	244,066
521 Participações S.A.	-	262,024
Bonaire Participações S.A.	-	106,603
BNDES Participações S.A.	-	43,526
Other Shareholders	11,550	193,664

Subtotal	11,550	849,883

Total	11,998	850,333

23.1 – Payment of Dividend

The Company paid a dividend of R$ 838,335 in the quarter in respect of the interim dividends declared and recorded as of June 30, 2007.

(24)	OPERATING REVENUES

	Consolidated

	2007		2006

	3rd Quarter	Nine	3rd Quarter	Nine
Revenue from Eletric Energy Operations		months		months

Consumer class
Residential	1,136,254	3,387,733	1,006,629	2,886,764
Industrial	1,080,990	3,028,394	981,174	2,654,396
Commercial	591,422	1,842,920	532,817	1,558,908
Rural	129,832	344,655	105,713	268,141
Public Administration	88,029	259,040	79,786	219,988
Public Lighting	71,719	206,226	62,192	178,242
Public Services	114,663	332,281	104,628	285,987

Billed	3,212,909	9,401,249	2,872,939	8,052,426
Unbilled (Net)	58,388	25,229	27,840	74,743
Emergency Charges - ECE/EAEE	12	41	24	3,063
Realization of Extraordinary Tariff Adjustment (note 3 a)	(53,705)	(163,442)	(68,972)	(199,734)
Realization of Free Energy (note 3 a)	(19,583)	(57,223)	(25,339)	(74,919)
Tariff Review - Remuneration Base (note 3 b.1)	2,078	6,142	26,970	26,970
Realization of Tariff Review - Remuneration Base (note 3 b.1)	(12,484)	(34,476)	30,099	94,930
Tariff Review - Depreciation (note 3 b.1)	-	6,310	2,622	7,780
Realization of Tariff Review - Depreciation (note 3 b.1)	(12,470)	(23,854)	-	-
Tariff Adjustment -Purchase of electric energy from Itaipu (note 3 b.2)	-	-	-	15,152
Realization of Tariff Adjustment -Purchase of electric energy from Itaipu (note 3 b.2)	-	(13,052)	(10,469)	(19,490)
Tariff Adjustment -Other (note 3.b.2)	618	25,633	3,470	5,333
Realization of Tariff Adjustment -Other (note 3.b.2)	(13,227)	(25,236)	(1,009)	(2,337)
PIS and COFINS - Generators Pass-Through (note 3 b.2)	196	(7,775)	(7,273)	(39,786)
Realization PIS and COFINS - Generators Pass-Through (note 3 b.2)	1,441	13,417	5,567	3,576
Discount of Tariff Adjustment TUSD and Irrigation (note 3.b.5)	19,328	53,018	10,781	28,804
Realization of discount of Tariff Adjustment TUSD and Irrigation (note 3.b.5)	(11,609)	(25,283)	(2,900)	(6,276)

ELECTRICITY SALES TO FINAL CONSUMERS	3,171,892	9,180,698	2,864,350	7,970,235

Furnas Centrais Elétricas S.A.	75,320	223,534	72,378	201,010
Other Concessionaires and Licensees	98,171	217,673	51,421	153,872
Current Electric Energy	27,048	44,434	15,089	21,589

ELECTRICITY SALES TO WHOLESALER	200,539	485,641	138,888	376,471

Revenue due to Network Usage Charge - TUSD	208,409	607,239	180,193	501,064
Low Income Consumer´s Subsidy (note 3 d)	6,709	7,212	6,549	16,348
Other Revenue and Income	39,116	97,190	29,856	83,047

OTHER OPERATING REVENUES	254,234	711,641	216,598	600,459

Total	3,626,665	10,377,980	3,219,836	8,947,165

Revenue from Eletric Energy Operations - Consolidated - GWh (*)	2007		2006

	3rd Quarter	Nine	3rd Quarter	Nine
		months		months

Consumer class
Residential	2,671	7,993	2,430	7,020
Industrial	4,316	12,277	4,405	12,385
Commercial	1,505	4,791	1,400	4,237
Rural	669	1,802	571	1,439
Public Administration	238	712	220	630
Public Lighting	328	953	297	855
Public Services	396	1,180	380	1,095

Billed	10,123	29,708	9,703	27,661
Own Consumption	7	21	6	18

Electric Energy distributed	10,130	29,729	9,709	27,679

Furnas Centrais Elétricas S.A.	763	2,263	763	2,264
Other Concessionaires and Licensees	1,081	2,866	779	2,711
Current Electric Energy	368	1,561	191	766

ELECTRICITY SALES TO WHOLESALER	2,212	6,690	1,733	5,741

	September	September
Number of consumers (*)	30, 2007	30, 2006

Consumer class
Residential	5,334,690	4,903,173
Industrial	86,429	81,146
Commercial	481,964	447,396
Rural	263,674	235,721
Public Administration	40,703	36,445
Public Lighting	4,294	2,275
Public Services	6,259	5,589

TOTAL	6,218,013	5,711,745

(*) Not reviewed by the auditors.

(25)	COST OF ELECTRIC ENERGY

	Consolidated

	2007		2006

	3rd Quarter	Nine	3rd Quarter	Nine
Electricity Purchased for Resale		months		months

Energy Purchased in Restricted Framework - ACR
Itaipu Binacional	245,660	754,255	225,832	662,203
Furnas Centrais Elétricas S.A.	23,107	65,765	17,299	45,126
CESP - Cia Energética de São Paulo	32,641	49,637	6,562	18,295
Cia de Geração de Energia Elétrica do Tietê	8,440	23,845	10,179	24,950
Duke Energy Inter. Ger. Paranapanema S.A.	26,059	82,774	20,510	62,432
Tractebel Energia S.A.	249,619	750,145	209,045	578,523
Petróleo Brasileiro S.A. Petrobrás	53,258	140,995	46,959	145,496
EMAE - Empresa Metropolitana de Águas e Energia	450	1,395	346	941
Cia Estadual Energia Elétrica - CEEE	1,493	4,676	1,081	3,022
AES Uruguaiana Ltda.	45,336	117,872	37,428	86,473
Câmara de Comercialização de Energia Elétrica - CCEE	36,983	41,609	9,779	13,799
Other	76,563	221,053	51,546	136,167

	799,609	2,254,021	636,566	1,777,427
Energy Purchased in the Free Market - ACL	348,961	976,845	364,121	1,010,274

	1,148,570	3,230,866	1,000,687	2,787,701
Deferral/Amortization liquid effect - CVA	53,580	(30,545)	(2,613)	(39,744)
Surplus of Energy (note 3 b.4)	(11,400)	(57,263)	4,202	3,927
Return of consumer - Tariff adjustments (note 3 b.2)	(24,861)	51,074	-	-
PIS and COFINS - Generators Pass-Through (note 3 b.2)	-	-	(8,534)	(39,256)
Credit of PIS and COFINS	(104,921)	(287,591)	(91,081)	(247,841)
Others	267	267	-	-

Subtotal	1,061,235	2,906,808	902,661	2,464,787

Electricity Network Usage Charge

Basic Network Charges	165,016	475,801	149,404	415,036
Charges for Transmission from Itaipu	16,459	48,562	14,842	46,988
Connection Charges	7,536	34,804	9,921	25,395
System Service Charges - ESS	(906)	8,517	10,209	14,862

	188,105	567,684	184,376	502,281
Net effect of deferral and amortization - CVA	1,685	9,901	38,320	134,740
Credit of PIS and COFINS	(16,635)	(49,439)	(19,704)	(57,200)

Subtotal	173,155	528,146	202,992	579,821

Total	1,234,390	3,434,954	1,105,653	3,044,608

	Consolidated

	2007		2006

	3rd Quarter	Nine	3rd Quarter	Nine
Electricity Purchased for Resale - GWh (*)		months		months

Energy Purchased in Restricted Framework - ACR
Itaipu Binacional	2,784	8,216	2,768	7,991
Furnas Centrais Elétricas S.A.	305	890	241	641
CESP - Cia Energética de São Paulo	407	641	93	262
Cia de Geração de Energia Elétrica do Tietê	97	276	122	295
Duke Energy Inter. Ger. Paranapanema S.A.	266	856	216	662
Tractebel Energia S.A.	1,997	6,073	1,748	4,844
Petróleo Brasileiro S.A. Petrobrás	464	1,234	412	1,248
EMAE - Empresa Metropolitana de Águas e Energia	5	19	6	14
Cia Estadual Energia Elétrica - CEEE	21	67	16	44
AES Uruguaiana Ltda.	327	917	380	793
Câmara de Comercialização de Energia Elétrica - CCEE	243	455	272	785
Other	756	2,165	429	1,241

	7,672	21,809	6,703	18,820
Energy Purchased in the Free Market - ACL	4,489	14,158	5,015	15,455

	12,161	35,967	11,718	34,275

(*) Not reviewed by the auditors

(26)	OPERATING EXPENSES

	Parent company

	2007		2006

	3rd Quarter	Nine	3rd Quarter	Nine
General and Administrative Expenses		months		months

Personnel	620	1,367	272	710
Materials	15	47	23	51
Outside Services	1,691	8,560	1,666	6,161
Leases and Rentals	5	91	41	52
Depreciation and Amortization	25	75	-	-
Publicity and Advertising	196	1,455	289	1,414
Legal, Judicial and Indemnities	-	209	63	279
Other	455	1,210	355	903

Total	3,007	13,014	2,709	9,570

	Consolidated

	2007		2006

	3rd Quarter	Nine	3rd Quarter	Nine
Sales and Marketing Expenses		months		months

Personnel	14,508	40,774	11,648	34,029
Materials	606	1,649	3,560	6,813
Outside Services	16,619	44,258	15,123	43,062
Allowance for Doubtful Accounts	14,257	31,026	21,740	53,527
Depreciation and Amortization	2,715	7,256	1,947	5,073
Collection Tariffs and Services	11,905	34,508	12,746	36,172
Other	3,373	10,484	3,808	9,490

Total	63,983	169,955	70,572	188,166

General and Administrative Expenses

Personnel	29,366	81,545	21,836	68,490
Materials	1,254	3,379	1,093	3,364
Outside Services	37,696	103,981	23,024	75,134
Leases and Rentals	1,070	3,073	293	2,257
Depreciation and Amortization	5,175	14,341	3,503	13,185
Publicity and Advertising	1,198	3,888	2,535	6,162
Legal, Judicial and Indemnities	6,299	20,885	3,508	8,007
Donations, Contributions and Subsidies	962	2,778	927	3,053
Other	2,524	11,622	1,405	9,461

Total	85,544	245,492	58,124	189,113

Other Operating Expenses

Inspection Fee	5,751	15,657	4,603	13,202
RTE and Free Energy Losses (note 3 a)	30	9,420	303	821
Other Operating Expenses	1,208	1,212	277	391

Total	6,989	26,289	5,183	14,414

Goodwill Amortization	8,930	25,260	3,756	9,206

Total Operating Expenses	165,446	466,996	137,635	400,899

(27)	FINANCIAL INCOME (EXPENSE)

	Parent Company

	2007		2006

Financial Income	3rd Quarter	Nine months	3rd Quarter	Nine months

Income from Short-term Financial Investments	8,736	21,215	6,643	36,995
Interest on Prepaid Income and Social Contribution
Taxes	617	2,344	1,255	3,510
Monetary and Exchange Variations	-	111	60	47,767
Interest on Intercompany Loans	-	-	-	252
Dividends received from noncontrolling investments	-	87	-	4,590
PIS and COFINS of Interest on Equity	-	(6,518)	-	(7,539)
Other	1,116	2,704	430	1,504

Subtotal	10,469	19,943	8,388	87,079
Interest on shareholder´s equity	-	70,464	-	81,500

TOTAL	10,469	90,407	8,388	168,579

Financial Expense

Debt Charges	(15,230)	(18,228)	(492)	(627)
Banking Expenses	(72)	(2,856)	(1,160)	(3,744)
Monetary and Exchange Variations	(3,600)	(29,906)	(4,241)	(33,243)
Other	(728)	(2,028)	(477)	(1,078)

Subotal	(19,630)	(53,018)	(6,370)	(38,692)
Goodwill Amortization	(28,476)	(78,864)	(22,058)	(64,622)

Total	(48,106)	(131,882)	(28,428)	(103,314)

Net financial expenses	(37,637)	(41,475)	(20,040)	65,265

	Consolidated

	2007		2006

Financial Income	3rd Quarter	Nine months	3rd Quarter	Nine months

Income from Short-term Financial Investments	32,560	82,748	22,250	106,372
Late Payments Charges	28,649	80,111	21,473	64,730
Interest on Prepaid Income and Social Contribution
Taxes	4,508	8,796	2,886	13,837
Monetary and Exchange Variations	(1,810)	(5,066)	4,543	43,307
Remuneration Interest - CVA and Parcel "A"	14,355	55,208	25,840	86,189
Discount on purchase of ICMS credit	4,264	10,591	3,896	11,029
Interest of Realization of Extraordinary Tariff
Adjustment (note 3 a)	3,939	16,053	15,383	49,624
Dividends received from noncontrolling investments	-	87	-	4,667
Increase in PIS and COFINS base	-	-	114,015	127,529
PIS and COFINS of Interest on Equity	-	(6,518)	-	(8,423)
Other	12,576	35,686	7,951	25,329

Total	99,041	277,696	218,237	524,190

Financial Expense

Debt Charges	(134,588)	(390,320)	(131,666)	(407,700)
Banking Expenses	(16,158)	(59,129)	(14,392)	(49,050)
Monetary and Exchange Variations	(27,382)	(80,204)	(25,776)	(101,522)
Other	(7,553)	(28,927)	(10,192)	(32,787)

Subotal	(185,681)	(558,580)	(182,026)	(591,059)
Goodwill Amortization	(37,212)	(106,159)	(35,136)	(103,858)

Total	(222,893)	(664,739)	(217,162)	(694,917)

Net financial expenses	(123,852)	(387,043)	1,075	(170,727)

PIS and COFINS – Increase in Base - The income recorded in 2006, amounting to R$ 127,529 (R$ 114,015 in the quarter) refers to reversal of the contingent liability and recording of tax credits to be offset, due to the favorable judgment of the appeal filed by the subsidiaries challenging the legality of the increase in the calculation base for PIS and COFINS contributions, in respect of the operations of DRAFT
I - Participações S. A., merged by the subsidiary CPFL Piratininga, and of the subsidiary CPFL Piratininga itself, CPFL Paulista and RGE, amounting to R$ 5,387, R$ 26,402, R$ 91,280 and R$ 4,460, respectively.

(28)	FINANCIAL INSTRUMENTS AND OPERATING RISKS

28.1 Risk considerations
The business of the Company and its subsidiaries comprises principally generation, sale and distribution of electric energy. As public service concessionaires, the operations and tariffs of its principal subsidiaries are regulated by ANEEL.

The principal market risk factors that affect business are related basically to fluctuations in exchange rates and interest, credit, energy shortages, and prepayments of debts. The Company and its subsidiaries manage these risks in such a way as to minimize them through the compensation mechanism (“CVA”), contracting swap operations, adopting collection policies, obtaining guarantees and cutting off supplies to defaulting customers and monitoring contractual obligations.

28.2 Valuation of financial instruments

The Company and its subsidiaries maintain certain operating and financial policies and strategies with a view to ensuring the liquidity, security and profitability of their assets. As a result, control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to those used in the market.

As of September 30, 2007, the principal financial asset and liability instruments of the Company and its subsidiaries are as follows:

  Cash and banks – with market values approximately equivalent to the amounts stated in the balance sheets (note 4);
  Investments – investments are valued by the equity method accounting (note 13);
  Regulatory Assets and Liabilities – the amounts are recorded in accordance with the criteria defined by ANEEL rules and instructions (note 3);
  Loans and Financing - are valued in accordance with the criteria stipulated in the contracts and the characteristics defined in note 15;
  Debentures – may be traded on the market and are valued in accordance with the criteria stipulated at the time of issue and the characteristics defined in note 16.

The book values of the main financial instruments for the Company and its subsidiaries compared with the market funding amounts as of September 30, 2007 and June 30, 2007, are as follows:

	Parent Company

	September 30, 2007		June 30, 2007

	Book Value	Fair Value	Book Value	Fair Value

Loans and Financing	636,369	634,173	617,268	619,303
Derivatives	42,231	46,289	42,501	42,593

Total	678,600	680,462	659,769	661,896

	Consolidated

	September 30, 2007		June 30, 2007

	Book Value	Fair Value	Book Value	Fair Value

Loans and Financing	4,042,718	4,035,946	3,697,422	3,733,046
Debentures	1,945,766	2,033,673	1,939,925	2,026,986
Derivatives	155,976	185,461	132,753	131,059

Total	6,144,460	6,255,080	5,770,100	5,891,091

The estimates of the market value of these financial instruments for the Company and its subsidiaries were based on models that discount future cash flows to present value, comparison with similar transactions contracted on dates close to the end of the quarter and comparisons with average market parameters. In cases where there are no similar transactions in the market, principally relating to the loan linked to the regulatory assets and credits receivable from CESP, the subsidiaries assumed that the market value corresponds to the respective book value.

(29)	SUBSEQUENT EVENTS

On October 25, 2007, the Company received approval from the CVM to register an initial public offering of ordinary debentures of R$ 450 million. This issue is part of the Company's fund-raising strategy to finance the acquisition of CPFL Jaguariúna. The total capital of CPFL Jaguariúna was acquired on June 18, 2007 through the subsidiary Perácio, and approved by ANEEL in June 2007. The funds raised with the Debenture Issue will accordingly be used for prepayment of a debt in the form of the 4th Issue Promissory Notes of the Issuer, CPFL Energia, used in payment for the acquisition of CPFL Jaguariúna.

A Private Transaction and Other Covenants Agreement was signed on October 17, 2007 between the jointly-owned subsidiary Campos Novos and the Consórcio Fornecedor de Campos Novos (“CFCN”), with the objective of defining the consequences and responsibilities arising from accidents during the construction of the Campos Novos Hydropower Plant. The accounts relating to this agreement are: Suppliers (R$ 33,644) and Accounts Receivable (R$ 20,000). As a result of this agreement, the parties will not make claims against each other for any losses and damages, indemnities, compensation and costs arising from the effects of the above-mentioned accidents. Management of the subsidiary has not completed the analyses of the accounting effects of this agreement, therefore no entries were recorded in the September 30, 2007 financial statements.

(30)	CASH FLOW

For the period of nine months ended September 30, 2007 and 2006
(Stated in thousands of Reais)

	Parent Company		Consolidated

	September	September	September 30,	September
	30, 2007	30, 2006	2007	30, 2006

OPERATING CASH FLOW
Income for the period	1,270,814	1,058,742	1,270,814	1,058,742
Adjustments to reconcile net income to cash derived from
operations
Non-controlling shareholders' interest	-	-	2,744	94
Monetary restatement of rationing regulatory assets	-	-	(63,787)	(105,729)
Provision for losses on rationing regulatory assets	-	-	9,420	821
2003 Tariff review	-	-	45,431	(131,908)
2005 and 2006 Tariff adjustment	-	-	6,462	(16,982)
Other regulatory assets	-	-	51,505	24,697
Low income consumers’ subsidy	-	-	(7,212)	(16,348)
Depreciation and amortization	78,939	64,622	407,839	351,683
Reserve for contingencies	8,505	8,599	(1,917)	(89,529)
Interest and monetary restatement	(32,931)	(24,831)	(87,056)	13,120
Unrealized losses (gains) on derivative contracts	(22,565)	10,617	81,544	(15,219)
Pension plan costs	-	-	(37,746)	29,838
Equity in subsidiaries	(1,400,162)	(1,082,201)	-	-
Loss (gain) on the write-off of permanent assets and investment	(3,307)	(62,747)	19,937	(52,080)
Deferred taxes - assets and liabilities	943	14,481	20,620	115,808
Research and development and energy efficiency programs	-	-	(5,119)	39,225
Other	-	-	(5,281)	10,069
REDUCTION (INCREASE) IN OPERATING ASSETS
Consumers, concessionaires and licensees	-	-	144,164	192,081
Dividend and interest on equity received	1,574,820	1,122,363	-	-
Recoverable taxes	3,794	28,225	14,995	23,840
Financial Investments	16	111,279	79,063	249,116
Deferred tariff costs variations	-	-	80,441	124,407
Deferred Charges	-	-	1,143	-
Escrow deposits	-	-	(393,038)	(44,274)
Related parties	-	-	-	1,025
Other operating assets	(6,782)	-	(29,013)	57,146
INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	(4,827)	(542)	(20,939)	(100,825)
Taxes and social contributions payable	(222)	(2,518)	87,765	36,410
Deferred tariff gains variations	-	-	48,067	738
Other liabilities with employee pension plans	-	-	(64,174)	(70,810)
Interest on debts - accrued and paid	18,078	63	31,679	(12,907)
Interest on debts - incorporated interest	-	-	30,310	51,909
Regulatory charges	-	-	(27,718)	36,595
Related parties	11	-	-	(2,777)
Other operating liabilities	358	801	38,488	16,210

CASH FLOWS PROVIDED BY OPERATIONS	1,485,482	1,246,953	1,729,431	1,774,186

INVESTMENT ACTIVITIES
Acquisition of investments (net of cash & cash equivalents)	(12)	(415,000)	(377,437)	(400,527)
Decrease in investments on subsidiaries	12,400	-	-	-
Increase in property, plant and equipment	(25)	-	(864,903)	(556,718)
Financial investments	-	-	(11,649)	-
Redemption of financial investments	22,566	17,989	23,379	8,135
Advance energy purchase agreements	-	-	2,258	64
Increase in special obligations	-	-	42,534	20,065
Additions (reduction) to deferred charges	(729)	(111)	(12,696)	(4,403)
Sale of permanent assets	2,631	89,899	32,783	97,526
Advances for future capital increase	(409,368)	-	-	-

UTILIZATION OF CASH IN INVESTMENTS	(372,537)	(307,223)	(1,165,731)	(835,858)

FINANCING ACTIVITIES
Loans, financing and debentures obtained	466,250	14,082	1,609,108	1,062,046
Payments of loan and debentures	(34,500)	-	(776,809)	(1,244,498)
Dividend and interest on equity paid	(1,557,175)	(1,087,206)	(1,557,575)	(1,099,949)
Sales of treasury shares	-	24	-	24

UTILIZATION OF CASH IN FINANCING	(1,125,425)	(1,073,100)	(725,276)	(1,282,377)

(DECREASE) IN CASH AND CASH EQUIVALENTS	(12,480)	(133,370)	(161,576)	(344,049)
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	25,429	138,072	540,364	678,780

CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	12,949	4,702	378,788	334,731

SUPPLEMENTARY INFORMATION
Social contribution and income tax paid	-	-	477,053	344,931
Interest paid	137	476	331,143	355,602
Transactions with no cash effects
Advances for future capital increase through assumption of
debts of subsidiary	202,728	-	-	-

	September	December,	September	December,
CASH AND CASH EQUIVALENTS	30, 2007	2006	30, 2006	2005

PARENT COMPANY
Balance according to Corporation Law	13,897	26,393	4,803	249,452
Reclassification - FAS 95 (1)	(948)	(964)	(101)	(111,380)

Adjusted balance	12,949	25,429	4,702	138,072

Consolidated
Balance according to Corporation Law	389,611	630,250	436,076	1,029,241
Reclassification - FAS 95 (1)	(10,823)	(89,886)	(101,345)	(350,461)

Adjusted balance	378,788	540,364	334,731	678,780

(1) Adjustment made to cash and cash equivalents to adjust the Cash Flow Statement to the criteria established by FAS 95 – Statements of Cash Flow. In accordance with this criterion, short term cash investments which, while having immediate liquidity, have maturity dates of more than 90 days, with early redemption subject to their market value, are subject to reclassification to Financial Investments line.

(31)	ADDED VALUE STATEMENTS

Added Value Statements
For the period of nine months ended September 30, 2007 and 2006
(in thousands of Brazilian Reais)

	Parent Company		Consolidated

	September 30,	September 30,	September 30,	September 30,
	2007	2006 (*)	2007	2006 (*)

1 - Revenues	3,309	60,594	10,322,735	8,949,879

1.1 Operating Revenues	-	-	10,377,980	8,947,165
1.2 Provision for losses on the Realization of Regulatory Assets	-	-	(9,420)	(821)
1.3 Allowance for Doubtful Accounts	-	-	(31,026)	(53,527)
1.4 Nonoperating Income (Expense)	3,309	60,594	(14,799)	57,062

2- ( - ) Inputs	(11,483)	(8,809)	(4,223,942)	(3,739,541)

2.1- Electricity Purchased for Resale	-	-	(3,771,984)	(3,349,649)
2.2 - Outsourced Services	(8,560)	(6,161)	(249,021)	(205,066)
2.3 - Material	(47)	(52)	(38,178)	(40,163)
2.4 - Other	(2,876)	(2,596)	(160,568)	(136,566)
2.5 - Cost of Service Rendered	-	-	(4,191)	(8,097)

3- Gross Added Value (1 + 2)	(8,174)	51,785	6,098,793	5,210,338

4- Retentions	(78,939)	(64,622)	(418,593)	(356,889)

4.1- Depreciation and Amortization	(75)	-	(287,174)	(243,825)
4.2 - Goodwill Amortization	(78,864)	(64,622)	(131,419)	(113,064)

5- Net Added Value Generated (3 + 4)	(87,113)	(12,837)	5,680,200	4,853,449

6- Added Value Received in Transfer	1,426,623	1,176,819	211,006	323,490

6.1- Financial Income	26,461	94,618	213,750	323,584
6.2 - Equity in Subsidiaries	1,400,162	1,082,201	-	-
6.3 - Non-Controlling Shareholder's Equity	-	-	(2,744)	(94)

7- Added Value to be Distributed (5 + 6)	1,339,510	1,163,982	5,891,206	5,176,939

8- Distribution of Added Value
8.1- Personnel and Charges	1,213	624	222,281	265,725
8.2 - Taxes, Fees and Contributions	17,230	69,616	3,961,415	3,383,559
8.3 - Interest and Rentals	50,253	35,000	436,696	468,913
8.4 - Dividend	842,375	611,981	842,375	611,981
8.5 - Retained Income for the Year	428,439	446,761	428,439	446,761

	1,339,510	1,163,982	5,891,206	5,176,939

(*) Not reviewed by the auditors.

05.01 – COMMENTS ON PERFORMANCE OF THE QUARTER

Analysis of Results – CPFL Energia (parent company)

In the 3rd quarter of 2007, the Net Income was R$ 428,439, a decrease of 4.1% (R$ 18,322) compared to the same quarter of the previous year.

In spite of the improvement in the equity pick-up, in relation to the performance of the subsidiaries, as shown below, there was a gain of R$ 41,413 (net of taxes) in the third quarter of 2006 on disposal of all the shares held in COMGÁS, and an increase in financial expense in the third quarter of 2007, mainly due to the acquisitions of CPFL Jaguariúna and CPFL Santa Cruz.

Equity pick-up:

	September 30, 2007	September 30, 2006

CPFL Paulista	199,985	249,405
CPFL Piratininga	94,876	99,088
RGE	44,215	-
CPFL Geração	52,202	34,129
CPFL Brasil	59,177	37,085
Nova 4	3,410	-
Perácio	10,454	-
CPFL Cone Sul	-	91
CPFL Missões	-	(3)
CPFL Serra	-	8,877

Total	464,319	428,672

In relation to the income of subsidiaries, we have the following comments:

  Improvement in the results of the subsidiaries in general due mainly to the increase in energy sold and tariff adjustments;

  The extraordinary income in 2006, relating to the case judged in favor of the subsidiaries CPFL Paulista and CPFL Piratininga concerning the legal challenge of PIS and COFINS, with an impact on income, net of taxes, of R$ 60,245 and R$ 15,005, respectively (Note 27);

  New income as a result of the operational startup of ENERCAN, with an effect of R$ 14,968 on the results for the quarter, and the acquisitions of CPFL Santa Cruz and CPFL Jaguariúna with income of R$ 3,410 and R$ 10,454, respectively, net of amortization of goodwill;
  RGE's results in the quarter were recorded directly by the Company, as a result of transfer of the investment by CPFL Serra and the merger of CPFL Serra by RGE, as mentioned in Note 13. In 2006, the income was recorded in CPFL Paulista (67.0686%) and CPFL Serra (32.69%).

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 09/30/2007	4 - 06/30/2007
1	Total assets	14,967,354	14,982,089
1.01	Current assets	3,594,406	4,021,861
1.01.01	Cash and banks	389,611	828,589
1.01.02	Credits	2,307,902	2,274,393
1.01.02.01	Accounts Receivable	1,903,687	1,921,872
1.01.02.01.01	Consumers, concessionaires and licensees	2,006,111	2,027,656
1.01.02.01.02	Allowance for doubtful accounts	(102,424)	(105,784)
1.01.02.02	Other receivables	404,215	352,521
1.01.02.02.02	Financial Investments	33,007	30,998
1.01.02.02.03	Recoverable taxes	182,050	149,151
1.01.02.02.04	Deferred taxes	189,158	172,372
1.01.03	Materials and Suppliers	15,874	15,678
1.01.04	Other	881,019	903,201
1.01.04.01	Deferred Tariff Costs Variations	556,668	538,419
1.01.04.02	Prepaid Expenses	209,233	216,946
1.01.04.03	Derivatives	282	0
1.01.04.04	Other Credits	114,836	147,836
1.02	Noncurrent assets	11,372,948	10,960,228
1.02.01	Long-term assets	2,489,476	1,962,983
1.02.01.01	Other receivables	1,547,664	1,321,278
1.02.01.01.01	Consumers, concessionaires and licensees	203,798	190,344
1.02.01.01.02	Financial Investments	97,757	98,851
1.02.01.01.03	Recoverable taxes	98,821	96,707
1.02.01.01.04	Deferred taxes	1,147,288	935,376
1.02.01.02	Related parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	941,812	641,705
1.02.01.03.01	Escrow deposits	477,934	105,564
1.02.01.03.02	Deferred Tariff Costs Variations	259,282	341,438
1.02.01.03.03	Prepaid Expenses	49,683	61,478
1.02.01.03.04	Derivatives	44	0
1.02.01.03.05	Other Credits	154,869	133,225
1.02.02	Permanent assets	8,883,472	8,997,245
1.02.02.01	Investments	2,781,957	3,052,803
1.02.02.01.01	Associated companies	0	0
1.02.02.01.02	Associated companies - Goodwill	0	0
1.02.02.01.03	Permanent equity interests	0	0
1.02.02.01.04	Permanent equity interests - Goodwill	1,937,747	2,203,374
1.02.02.01.05	Other investments	844,210	849,429
1.02.02.02	Property, plant and equipment	6,045,047	5,887,703
1.02.02.02.01	Property, plant and equipment	6,936,297	6,758,808
1.02.02.02.02	(-) Special obligation linked to the concession	(891,250)	(871,105)
1.02.02.03	Intangible	0	0
1.03.02.04	Deferred charges	56,468	56,739

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 09/30/2007	4 - 06/30/2007
2	Total liabilities	14,967,354	14,982,089
2.01	Current liabilities	4,008,757	4,825,634
2.01.01	Loans and financing	1,349,952	1,406,319
2.01.01.01	Accrued interest on debts	65,100	45,525
2.01.01.02	Loans and financing	1,284,852	1,360,794
2.01.02	Debentures	214,876	210,047
2.01.02.01	Accrued interest on debentures	71,547	66,805
2.01.02.02	Debentures	143,329	143,242
2.01.03	Suppliers	871,745	836,178
2.01.04	Taxes and social contributions payable	630,237	569,228
2.01.05	Dividends and interest on shareholders’ equity	22,828	862,246
2.01.06	Reserves	0	0
2.01.07	Due to related parties	0	0
2.01.08	Other	919,119	941,616
2.01.08.01	Employee pension plans	82,231	82,658
2.01.08.02	Regulatory charges	79,347	70,830
2.01.08.03	Accrued liabilities	56,590	48,037
2.01.08.04	Deferred tariff gains variations	227,039	217,994
2.01.08.05	Derivative contracts	17,973	21,680
2.01.08.06	Other accounts payable	455,939	500,417
2.02	Non-Current Liabilities	5,564,954	5,194,362
2.02.01	Long- Term Liabilities	5,564,954	5,194,362
2.02.01.01	Loans and financing	2,692,766	2,291,103
2.02.01.01.01	Accrued Interest on debts	21,163	15,549
2.02.01.01.02	Loans and financing	2,671,603	2,275,554
2.02.01.02	Debentures	1,730,890	1,729,878
2.02.01.03	Reserves	107,861	110,043
2.02.01.03.01	Reserve for Contingencies	107,861	110,043
2.02.01.04	Related parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	1,033,437	1,063,338
2.02.01.06.01	Employee pension plans	676,354	709,573
2.02.01.06.02	Taxes and social contributions payable	20,771	15,604
2.02.01.06.03	Deferred Tariff gains variations	62,125	95,639
2.02.01.06.04	Derivative contracts	138,329	111,073
2.02.01.06.05	Suppliers	699	1,097
2.02.01.06.06	Other	135,159	130,352
2.02.02	Deferred income	0	0
2.03	Non-controlling shareholders’ interest	98,927	95,816
2.04	Shareholders’ equity	5,294,716	4,866,277
2.04.01	Capital	4,734,790	4,734,790
2.04.02	Capital reserves	16	16
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiary/associated companies	0	0
2.04.04	Profit reserves	131,471	131,471

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

2.04.04.01	Legal reserves	131,471	131,471
2.04.04.02	Statutory reserves	0	0
2.04.04.03	For contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Profit retention	0	0
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other revenue reserves	0	0
2.04.05	Retained earnings	428,439	0
2.04.06	Advance for Future Capital Increase	0	0

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 07/01/2007 to 09/30/2007	4 - 01/01/2007 to 09/30/2007	5 - 07/01/2006 to 09/30/2006	6 - 01/01/2006 to 09/30/2006
3.01	Operating revenues	3,626,665	10,377,980	3,219,836	8,947,165
3.02	Deductions from operating revenues	(1,222,832)	(3,596,752)	(1,144,309)	(3,167,928)
3.02.01	ICMS	(625,619)	(1,836,102)	(565,918)	(1,585,420)
3.02.02	PIS	(63,798)	(178,734)	(52,798)	(143,447)
3.02.03	COFINS	(291,424)	(815,841)	(245,651)	(663,304)
3.03.04	ISS	(560)	(1,134)	(329)	(849)
3.03.05	Global Reversal Reserve - RGR	(13,593)	(38,592)	(11,307)	(31,695)
3.03.06	Fuel Consumption Account - CCC	(103,259)	(358,307)	(148,938)	(408,246)
3.03.07	Energy Development Account - CDE	(101,533)	(295,812)	(100,976)	(274,207)
3.03.08	Research and Development and Energy Efficiency Programs	(23,035)	(72,188)	(18,368)	(57,697)
3.03.09	Emergency Charges (ECE/EAEE)	(11)	(42)	(24)	(3,063)
3.03	Net operating revenues	2,403,833	6,781,228	2,075,527	5,779,237
3.04	Cost of Electricity Energy Services	(1,435,025)	(3,997,904)	(1,291,636)	(3,572,918)
3.04.01	Electricity purchased for resale	(1,061,235)	(2,906,808)	(902,661)	(2,464,787)
3.04.02	Electricity network usage charges	(173,155)	(528,146)	(202,992)	(579,821)
3.04.03	Personnel	(65,599)	(190,624)	(59,982)	(185,088)
3.04.04	Employee pension plans	12,340	37,020	1,932	5,544
3.04.05	Material	(12,753)	(31,890)	(10,894)	(28,654)
3.04.06	Outsourced services	(37,637)	(94,258)	(30,492)	(80,633)
3.04.07	Depreciation and amortization	(84,605)	(254,822)	(77,377)	(220,361)
3.04.08	Other	(11,307)	(23,633)	(3,210)	(9,360)
3.04.09	Services rendered to third parties	(1,074)	(4,743)	(5,960)	(9,758)
3.05	Gross operating income	968,808	2,783,324	783,891	2,206,319
3.06	Operating Expenses/Income	(289,298)	(854,039)	(136,560)	(571,626)
3.06.01	Sales and Marketing	(63,983)	(169,955)	(70,572)	(188,166)
3.06.02	General and administrative	(85,544)	(245,492)	(58,124)	(189,113)

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 07/01/2007 to 09/30/2007	4 - 01/01/2007 to 09/30/2007	5 - 07/01/2006 to 09/30/2006	6 - 01/01/2006 to 09/30/2006
3.06.03	Financial	(123,852)	(387,043)	1,075	(170,727)
3.06.03.01	Financial income	99,041	277,696	218,237	524,190
3.06.03.02	Financial expenses	(222,893)	(664,739)	(217,162)	(694,917)
3.06.03.02.01	Goodwill amortization	(37,212)	(106,159)	(35,136)	(103,858)
3.06.03.02.02	Other	(185,681)	(558,580)	(182,026)	(591,059)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expense	(15,919)	(51,549)	(8,939)	(23,620)
3.06.05.01	Merged goodwill amortization	(8,930)	(25,260)	(3,756)	(9,206)
3.06.05.02	Other	(6,989)	(26,289)	(5,183)	(14,414)
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Income from operations	679,510	1,929,285	647,331	1,634,693
3.08	Nonoperating income (expense)	(9,635)	(14,799)	60,710	57,062
3.08.01	Income	(898)	5,107	69,663	71,507
3.08.02	Expenses	(8,737)	(19,906)	(8,953)	(14,445)
3.09	Income before taxes on income and minority interest	669,875	1,914,486	708,041	1,691,755
3.10	Income tax and social contribution	(218,374)	(599,118)	(191,794)	(496,403)
3.10.01	Social contribution	(58,903)	(158,890)	(56,363)	(135,016)
3.10.02	Income tax	(159,471)	(440,228)	(135,431)	(361,387)
3.11	Deferred income tax and social contribution	(20,529)	(41,810)	(61,281)	(112,096)
3.11.01	Deferred Social contribution	(1,874)	(18,850)	(9,827)	(23,544)
3.11.02	Deferred Income tax	(18,655)	(22,960)	(51,454)	(88,552)
3.12	Statutory profit sharing/contributions	0	0	(8,141)	(24,420)
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	(8,141)	(24,420)
3.12.02.01	Extraordinary item net of tax effects	0	0	(8,141)	(24,420)
3.13	Reversal of interest on shareholders’ equity	0	0	0	0

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 07/01/2007 to 09/30/2007	4 - 01/01/2007 to 09/30/2007	5 - 07/01/2006 to 09/30/2006	6 - 01/01/2006 to 09/30/2006
3.14	Non-controlling shareholder's interest	(2,533)	(2,744)	(64)	(94)
3.15	Net income (loss) for the period	428,439	1,270,814	446,761	1,058,742
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	479,756,730	479,756,730	479,756,730	479,756,730
	EARNINGS PER SHARE (reais)	0.89303	2.64887	0.93122	2.20683
	LOSSES PER SHARE

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER
Analysis of Results – CPFL Energia Consolidated

This analysis of results is expressed in thousands of Brazilian reais, except when indicated otherwise.

Information (Consolidated - R$ thousands)	Three-month period ended September			Nine-month period ended September

	2007	2006	Variation	2007	2006	Variation

GROSS REVENUE	3,626,665	3,219,836	12.6%	10,377,980	8,947,165	16.0%
Electricity sales to final Consumers	3,171,892	2,864,350	10.7%	9,180,698	7,970,235	15.2%
Electricity sales to Wholesaler	200,539	138,888	44.4%	485,641	376,471	29.0%
Other Operating Revenues	254,234	216,598	17.4%	711,641	600,459	18.5%
DEDUCTION FROM OPERATING REVENUE	(1,222,832)	(1,144,309)	6.9%	(3,596,752)	(3,167,928)	13.5%
NET OPERATING REVENUE	2,403,833	2,075,527	15.8%	6,781,228	5,779,237	17.3%
ENERGY COST	(1,234,390)	(1,105,653)	11.6%	(3,434,954)	(3,044,608)	12.8%
Electricity Purchased for resale	(1,061,235)	(902,661)	17.6%	(2,906,808)	(2,464,787)	17.9%
Electricity Network Usage Charges	(173,155)	(202,992)	-14.7%	(528,146)	(579,821)	-8.9%
OPERATING COST/EXPENSE	(366,081)	(323,618)	13.1%	(1,029,946)	(929,209)	10.8%
Personnel	(109,889)	(94,824)	15.9%	(313,841)	(293,022)	7.1%
Employee Pension Plan	12,582	1,945	546.9%	37,746	5,580	576.5%
Material	(14,823)	(19,496)	-24.0%	(38,179)	(44,364)	-13.9%
Outsourced Services	(92,457)	(68,189)	35.6%	(244,815)	(196,828)	24.4%
Depreciation and Amortization	(92,676)	(82,960)	11.7%	(276,908)	(238,951)	15.9%
Merged Goodwill Amortization	(8,930)	(3,756)	137.8%	(25,260)	(9,206)	174.4%
Other	(59,888)	(56,338)	6.3%	(168,689)	(152,418)	10.7%
INCOME FROM ELECTRIC UTILITY SERVICES	803,362	646,256	24.3%	2,316,328	1,805,420	28.3%
FINANCIAL INCOME (EXPENSE)	(123,852)	1,075	-11621.1%	(387,043)	(170,727)	126.7%
Income	99,041	218,237	-54.6%	277,696	524,190	-47.0%
Expenses	(222,893)	(217,162)	2.6%	(664,739)	(694,917)	-4.3%
OPERATING INCOME	679,510	647,331	5.0%	1,929,285	1,634,693	18.0%
NON-OPERATING INCOME (EXPENSE)	(9,635)	60,710	-115.9%	(14,799)	57,062	-125.9%
Income	(898)	69,663	-101.3%	5,107	71,507	-92.9%
Expenses	(8,737)	(8,953)	-2.4%	(19,906)	(14,445)	37.8%
INCOME BEFORE TAX	669,875	708,041	-5.4%	1,914,486	1,691,755	13.2%
Social Contribution	(60,777)	(66,190)	-8.2%	(177,740)	(158,560)	12.1%
Income Tax	(178,126)	(186,885)	-4.7%	(463,188)	(449,939)	2.9%
INCOME BEFORE EXTRAORDINARY ITEMS,
MINORITY INTEREST AND REVERSALS	430,972	454,966	-5.3%	1,273,558	1,083,256	17.6%
Extraordinary Item net of taxes	-	(8,141)	-100.0%	-	(24,420)	-100.0%
Minority interest	(2,533)	(64)	0.0%	(2,744)	(94)	0.0%
NET INCOME FOR THE PERIOD	428,439	446,761	-4.1%	1,270,814	1,058,742	20.0%

EBITDA	880,218	791,673	11.2%	2,563,207	2,104,965	21.8%

Net Income for the Period and EBITDA Reconciliation (*)
NET INCOME FOR THE PERIOD	428,439	446,761		1,270,814	1,058,742

Employee Pension Plan	(12,582)	(1,945)		(37,746)	(5,580)
Depreciation and Amortization	92,676	82,960		276,908	238,951
Merged goodwill amortization	8,930	3,756		25,260	9,206
Financial Income (Expense)	123,852	(1,075)		387,043	170,727
Social Contribution	60,777	66,190		177,740	158,560
Income Tax	178,126	186,885		463,188	449,939
Extraordinary Item	-	8,141		-	24,420

EBITDA	880,218	791,673		2,563,207	2,104,965

(*)information not reviewed by the Independent Auditors

For a comparative analysis of the results for the periods, the following factors should be taken into consideration:

i.	In December 2006, CPFL Energia acquired 99.99% of the shares of Santa Cruz;

ii.	ENERCAN started operations in February 2007;

iii.	In June 2007, CPFL Energia acquired 100% of the shares of CPFL Jaguariúna, whose results are fully consolidated as from July 2007.

Gross Operating Revenue

The Gross Operating Revenue in the third quarter of 2007 was R$ 3,626,665, growth of 12.6% (R$ 406,829) compared with the same period of the previous year.

The main factors that contributed to this change were:

i.	An increase of 6.9% in the amount of energy sold to end users, other concessionaires and license holders (bilateral agreements), of which 5.1% refers to the acquisitions of CPFL Santa Cruz and CPFL Jaguariuna;

ii.	Impacts of the 2006 CPFL Piratininga Tariff Adjustment of 10.79%; and the 2007 tariff adjustments of CPFL Paulista and RGE, of 7.6% and 6,05% respectively;

iii.	Increase of 15.7% (R$ 28,216) in the income from the TUSD, mainly due to the migration of industrial customers to the Free Market.

• Quantity of Energy Sold

The increase of 6.9% in the amount of energy sold resulted from the increases of 4.3% (5.5% refers to the acquisitions of CPFL Santa Cruz and CPFL Jaguariuna) in sales to end users and 38.7% in sales to other concessionaires and license holders (bilateral agreements).

The increase in the sales to end users was mainly influenced by the good performance of the residential, commercial and rural classes, with growth of 9.9%, 7.5% and 17.2% respectively, and the increase in sales to other concessionaires and license holders (bilateral agreements) is due basically to the good performance of the energy sales segment.

The growth in the concession areas of CPFL Energia, which impacted both the supply billed and the charging of TUSD, increased by 9.3% in the third quarter of 2007, compared with the same period of the previous year. Eliminating the effects of CPFL Santa Cruz and CPFL Jaguariúna, there was an increase of 3.6%.

Deductions from Operating Revenue

Deductions from Operating Revenue in the third quarter of 2007 amounted to R$ 1,222,832, an increase of 6.9% (R$ 78,523) in relation to the same quarter of 2006, mainly due to the increase in Gross Revenue and the reduction in the CCC charges.

Cost of Electricity

In the third quarter of 2007, the Cost of Electricity was R$ 1,234,390, an increase of 11.6% (R$ 128,737) compared to the same quarter of the previous year, due mainly to:

i.	The increase in the average price of energy purchased;

ii.	The increase of 3.8% in the amount of energy purchased.

Although there was an increase of 6.9% in the amount of energy sold, the increase in the amount of energy purchased was 3.8% . The main reason for this difference is the operational startup of ENERCAN, causing a reduction of 3.4% in the energy purchased in the quarter in relation to the same period of 2006.

Operating Costs and Expenses

The Operating Costs and Expenses in the quarter amounted to R$ 366,081, an increase of 13.1% (R$ 42,463) compared with the same period of the previous year. This increase was mainly due to:

• Manageable Operating Expenses

These comprise costs for Personnel, Materials, Outsourced Services and Other costs, totaling R$ 277,057 in the third quarter of 2007, an increase of 16.0% (R$ 38,210) in relation to the same quarter of 2006. This increase refers mainly to ENERCAN, CPFL Cruz and CPFL Jaguariuna (R$ 34,956).

• Private Pension Plan

The Private Pension Plan recorded income of R$ 12,582 (R$ 10,637 more than in the same period of 2006). This variation was mainly due to the impacts on the expected nominal rate of return on the plan assets, as defined in the Actuarial Report prepared in December 2006.

• Depreciation and Amortization

The increase of 11.7% (R$ 9,716) refers mainly to ENERCAN, CPFL Santa Cruz and CPFL Jaguariuna (R$ 9,613).

Financial Income (Expense)

The Net Financial Result in this quarter was an expense of R$ 123,852, against income of R$ 1,075 in the same period of 2006, due mainly to the following:

i.	Financial income of R$ 114,015 was recorded in the third quarter of 2006, due to gain on the case judged in favor of CPFL Paulista and CPFL Piratininga, in relation to the PIS and COFINS paid as a result of the increase in the calculation base;

ii.	Increase of R$ 14,438 in the Company's debt charges, due to contracting loans for the acquisitions of CPFL Santa Cruz and CPFL Jaguariúna;

iii.	Net increase of expense of R$ 8,640 in the financial result, in relation to ENERCAN.

Non-operating income (expense)

Expense of R$ 9,635 was recorded as non-operating result in the quarter, against income of R$ 60,710 in the same period of 2006. The difference is mainly due to the following:

i.	The Company recorded a gain of R$ 62,747 in the third quarter of 2006 on the sale of all its shares in COMGÁS;

ii.	The subsidiary CPFL Paulista recorded a gain of R$ 6,364 in third quarter of 2006 as a result of the sale of CPFL Energia shares.

Social Contribution and Income Tax

The taxes on income in the third quarter of 2007 amounted to R$ 238,903, 5.6% (R$ 14,172) less than in the same quarter of 2006, largely due to the increase in the pre-tax profit.

Net Income and EBITDA

As a result of the above factors, the net income for the quarter was R$ 428,439, 4.1% (R$ 18,322) less than in the same period of 2006.

The adjusted EBITDA (net income for the quarter, eliminating the effects of the private pension plan, depreciation, amortization, financial income (expense), equity accounting, social contribution, income tax and extraordinary item) for the third quarter of 2007 was R$ 880,218, 11.2% (R$ 88,545) higher than the EBITDA recorded in the same period of 2006. Excluding the extraordinary effects in relation to the sale of COMGÁS and CPFL Energia shares, the change in EBITDA would be 21.8% (R$ 157,656).

The effects of the operational startup of ENERCAN and the acquisitions of CPFL Santa Cruz and CPFL Jaguariuna contributed with increases in EBITDA of R$ 33,475 (4.2%), R$ 10,550 (1.3%) and R$ 24,554 (3.1%), respectively, (information not reviewed by the Independent Auditors).

09.01 INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - EQUITY IN CAPITAL OF INVESTEE - %	6 - SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in units)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in units)

01	COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL	33.050.196/0001-88	PUBLIC SUBSIDIARY	100.00	34.72
COMMERCIAL, INDUSTRIAL AND OTHER		999,996			999,996

02	CPFL GERAÇÃO DE ENERGIA S/A	03.953.509/0001-47	PUBLIC SUBSIDIARY	100.00	24.31
COMMERCIAL, INDUSTRIAL AND OTHER		205,487,715,790			205,487,715,790

03	CPFL COMERCIALIZAÇÃO BRASIL S/A	04.973.790/0001-42	CLOSED SUBSIDIARY	100.00	1.18
COMMERCIAL, INDUSTRIAL AND OTHER		2,998,565			2,998,565

04	COMPANHIA PIRATININGA DE FORÇA E LUZ	04.172.213/0001-51	PUBLIC SUBSIDIARY	100.00	9.00
COMMERCIAL, INDUSTRIAL AND OTHER		53,031,258,896			53.031.258.896

05	RIO GRANDE ENERGIA S/A	02.016.439/0001-38	PUBLIC SUBSIDIARY	99.76	27.59
COMMERCIAL, INDUSTRIAL AND OTHER		804,776,417			804,776,417

15.01 – INVESTMENTS

(Not reviewed by independent auditors)

Our principal capital expenditure in the last years has been on the maintenance and upgrading of our distribution network and generation projects. The following table sets forth our capital expenditure for the 9 month-period ended September 30, 2007, as well as the three years ended December 31, 2006, 2005 and 2004.

	In million of R$

	Nine Months	Year Ended December 31,

		2006	2005	2004

Distribution:
CPFL Paulista	240	245	189	131
CPFL Piratininga	161	131	86	64
RGE	108	151	93	66
Santa Cruz	8	-	-	-
CPFL Jaguariúna	4	-	-	-

Total distribution	521	527	368	261
Generation:	339	266	255	343
Commercialization:
CPFL Brasil	5	4	4	2

Total	865	797	627	606

We plan capital expenditure totaling approximately R$ 1,343 million in 2007 and approximately R$ 1,012 million in 2008. Of the total budgeted capital expenditure over this period, R$ 1,436 million is allocated to distribution activities, R$ 901 million to the generation segment, R$ 2 million to the parent company and R$ 16 million to commercialization.

16.01 OTHER IMPORTANT INFORMATION ON THE COMPANY (*)

Additional information – Novo Mercado

Position of the shareholders of CPFL Energia S/A holding more than 5% of the shares with voting rights, as of September 30, 2007:

	Common	Interest - %
Shareholders	Shares

VBC Energia S.A.	139,002,671	28.97%
521 Participações S.A.	149,230,373	31.11%
Bonaire Participações S.A.	60,713,511	12.65%
Brumado Holdings S.A.	28,420,052	5.92%
BNDES Participações S.A.	24,789,436	5.17%
Other shareholders	77,600,687	16.18%

Total	479,756,730	100.00%

Quantity and characteristics of securities held by the Controlling Shareholders, Executive Officers, Board of Directors, Audit Committee and Free Float, as of September 30, 2007 and 2006:

	September 30, 2007		September 30, 2006

	Common		Common
Shareholders	Shares	%	Shares	%

Controlling Shareholders	349,784,397	72.91%	394,011,582	82.13%
Administrator
Executive Officers	30,795	0.01%	43,436	0.01%
Board of Directors	3,112	0.00%	13	0.00%
Audit Committee	-	0.00%	-	0.00%
Other Shareholders – Free Float	129,938,426	27.08%	85,701,699	17.86%

Total	479,756,730	100.00%	479,756,730	100.00%

Shareholder’s composition of VBC Energia S/A holding more than 5% of common shares (with voting rights), up to the individuals level, as of September 30, 2007.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(a)	Votorantim Energia Ltda	1,100,652	30.31%	47,018	33.34%	1,147,670	30.42%
(b)	Atila Holdings S/A	1,100,652	30.31%	47,020	33.33%	1,147,672	30.42%
(c)	Camargo Corrêa Energia S.A.	1,100,652	30.31%	47,018	33.33%	1,147,670	30.42%
	Other Shareholders	329,899	9.07%	5	0.00%	329,904	8.74%
	Total	3,631,855	100.00%	141,061	100.00%	3,772,916	100.00%

(a) Votorantim Energia Ltda

	Shareholders	Quotas	%
(d)	Votorantim Investimentos Industriais S.A.	228,617,352	70.28%
(e)	Cia Brasileira de Alumínio	70,827,862	21.77%
(f)	Santa Cruz Geração de Energia S.A.	25,855,977	7.95%
	Total	325,301,191	100.00%

(b) Atila Holdings S.A.

	Shareholders	Quotas	%
(d)	Votorantim Investimentos Industriais S.A.	43,888,284	50.00%
(g)	Camargo Corrêa S.A.	43,888,284	50.00%
	Total	87,776,568	100.00%

(c) Camargo Corrêa Energia S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(h)	Camargo Corrêa Investimento em Infra-Estrutura S.A.	518,860	100.00%	518,851	100.00%	1,037,711	100.00%
	Other Shareholders	0	0 0.00%	9	0.00%	9	0.00%
	Total	518,860	100.00%	518,860	100.00%	1,037,720	100.00%

(d) Votorantim Investimentos Industriais S.A.

	Shareholders	Common Shares	%
(i)	Votorantim Participações S.A.	11,165,582,998	100.00%
	Other Shareholders	2	0.00%
	Total	11,165,583,000	100.00%

(e) Companhia Brasileira de Alumínio

	Shareholders	Common Shares	%
(d)	Votorantim Investimentos Industriais S.A.	765,534,496	99.76%
	Other Shareholders	1,874,557	0.24%
	Total	767,409,053	100.00%

(f) Santa Cruz Geração de Energia S.A.

	Shareholders	Common Shares	%
(e)	Companhia Brasileira de Alumínio	42,105,504	100.00%
	Other Shareholders	6	0.00%
	Total	42,105,510	100.00%

(g) Camargo Corrêa S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(j)	Participações Morro Vermelho S.A.	48,937	99.98%	93,099	95.68%	142,036	97.12%
	Other Shareholders	9	0.02%	4,204	4.32%	4,213	2.88%
	Total	48,946	100.00%	97,303	100.00%	146,249	100.00%

(h) Camargo Corrêa Investimentos em Infra-Estrutura S.A.

	Shareholders	Common Shares	%
(g)	Camargo Corrêa S.A.	526,206,811	100.00%
	Other Shareholders	9	0.00%
	Total	526,206,820	100.00%

(i) Votorantim Participações S.A.

	Shareholders	Common Shares	%
(k)	Hejoassu Administração S.A.	5,304,772,480	98.59%
	Other Shareholders	76,106,493	1.41%
	Total	5,380,878,973	100.00%

     Participações Morro
(j) Vermelho S.A.

Shareholders	Common Shares	%
Rosana Camargo Arruda Botelho	4,882,646	33.34%
Renata Camargo Nascimento	4,882,646	33.33%
Regina Camargo Pires Oliveira Dias	4,882,644	33.33%
Other Shareholders	191	0.00%
Total	14,648,127	100.00%

(k) Hejoassu Administração S.A.

	Shareholders	Common Shares	%
(l)	JEMF Participações S.A.	400,000	25.00%
(m)	AEM Participações S.A.	400,000	25.00%
(n)	ERMAN Participações S.A.	400,000	25.00%
(o)	MRC Participações S.A.	400,000	25.00%
	Total	1,600,000	100.00%

(l) JEMF Participações S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	José Ermírio de Moraes Neto	228,243,033	33.33%	0	0.00%	228,243,033	33.33%
	José Roberto Ermírio Moraes	228,243,033	33.33%	0	0.00%	228,243,033	33.33%
	Neide Helena de Moraes	228,243,034	33.34%	0	0.00%	228,243,034	33.34%
(m)	AEM Participações S.A.	0	0.00%	300	33.34%	300	0.00%
(n)	ERMAN Participações S.A.	0	0.00%	300	33.33%	300	0.00%
(o)	MRC Participações S.A.	0	0.00%	300	33.33%	300	0.00%
	Total	684,729,100	100.00%	900	100.00%	684,730,000	100.00%

(m) AEM Participações S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Antonio Ermírio de Moraes holds the voting rights in relation to all his common shares	684,729,100	100.00%	0	0.00%	684,729,100	100.00%
(l)	JEMF Participações S.A.	0	0.00%	300	33.34%	300	0.00%
(n)	ERMAN Participações S.A.	0	0.00%	300	33.33%	300	0.00%
(o)	MRC Participações S.A.	0	0.00%	300	33.33%	300	0.00%
	Total	684,729,100	100.00%	900	100.00%	684,730,000	100.00%

(n) ERMAN Participações S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Ermírio Pereira de Moraes holds the voting rights in relation to all his common shares	684,729,100	100.00%	0	0.00%	684,729,100	100.00%
(l)	JEMF Participações S.A.	0	0.00%	300	33.34%	300	0.00%
(m)	AEM Participações S.A.	0	0.00%	300	33.33%	300	0.00%
(o)	MRC Participações S.A.	0	0.00%	300	33.33%	300	0.00%
	Total	684,729,100	100.00%	900	100.00%	684,730,000	100.00%

(o) MRC Participações S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Maria Helena Moraes Scripilliti holds the voting rights in relation to all her common shares	684,729,100	100.00%	0	0.00%	684,729,100	100.00%
(l)	JEMF Participações S.A.	0	0.00%	300	33.34%	300	0.00%
(n)	ERMAN Participações S.A.	0	0.00%	300	33.33%	300	0.00%
(m)	AEM Participações S.A.	0	0.00%	300	33.33%	300	0.00%
	Total	684,729,100	100.00%	900	100.00%	684,730,000	100.00%

Shareholder’s composition of 521 Participações S.A. holding more than 5% of common shares (voting rights), up to the individuals level, as of September 30, 2007.

Shareholders	Common Shares	%
Fundo de Investimento Financeiro BB Renda Fixa IV	377,592	15.70%
Fundo Mutuo de Investimento em Ações BB - Free Portfolio I	2,027,402	84.30%
Other Shareholders	6	0.00%
Total	2,405,000	100.00%

Shareholder’s composition of Bonaire Participações S.A. holding more than 5% of common shares (voting rights), up to the individuals level, as of September 30, 2007.

Shareholders	Common Shares	%
Energia Fundo de Investimento em Participações	66,728,872	100.00%
Other Shareholders	6	0.00%
Total	66,728,878	100.00%

Shareholder’s composition of BRUMADO HOLDINGS S.A. holding more than 5% of common shares (voting rights), up to the individuals level, as of September 30, 2007.

	Shareholders	Common Shares	%
(a)	Antares Holding Ltda	980,492,792	100.00%
	Total	980,492,792	100.00%

(a) Antares Holding Ltda

	Shareholders	Common Shares	%
(b)	Bradespar S.A.	274,546,567	100.00%
	Other Shareholders	1	0.00%
	Total	274,546,568	100.00%

(b) Bradespar S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(c)	Cidade de Deus Cia Cial de Participações	22,441,612	36.59%	150,480	0.13%	22,592,092	12.92%
	Fundação Bradesco	9,089,652	14.82%	1,449,492	1.28%	10,539,144	6.03%
	Hedging Griffo (Fundos)	3,161,990	5.16%	8,816,134	7.77%	11,978,124	6.85%
(d)	NCF Participações S.A.	8,573,756	13.98%	0	0.00%	8,573,756	4.90%
	Fundo de Pensões do Banco Espirito Santo	5,950,000	9.70%	0	0.00%	5,950,000	3.40%
	BlackRock, Inc.	0	0.00%	6,270,600	5.52%	6,270,600	3.59%
	Other Shareholders	12,115,242	19.75%	96,825,742	85.30%	108,940,984	62.31%
	Total	61,332,252	100.00%	113,512,448	100.00%	174,844,700	100.00%

(c) Cidade de Deus Cia Cial de Participações

	Shareholders	Common Shares	%
(e)	Nova Cidade de Deus Participações S.A.	2,574,939,991	44.78%
	Fundação Bradesco	1,903,839,616	33.11%
	Lia Maria Aguiar	417,744,408	7.26%
	Lina Maria Aguiar	488,038,330	8.48%
	Other Shareholders	366,156,434	6.37%
	Total	5,750,718,779	100.00%

(d) NCF Participações S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Fundação Bradesco	14,331,333	25.10%	50,828,750	100.00%	65,160,083	60.38%
(c)	Cidade de Deus Cia Cial de Participações	41,979,583	73.54%	0	0.00%	41,979,583	38.90%
(e)	Nova Cidade de Deus Participações S.A.	777,000	1.36%	0	0.00%	777,000	0.72%
	Total	57,087,916	100.00%	50,828,750	100.00%	107,916,666	100.00%

(e) Nova Cidade de Deus Participações S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Fundação Bradesco	101,082,737	46.30%	231,332,928	98.35%	332,415,665	73.29%
(f)	Elo Participações e Investimentos S.A.	117,230,771	53.70%	0	0.00%	117,230,771	25.85%
	Caixa Beneficiente Fund. do Bradesco	0	0%	3,885,487	1.65%	3,885,487	0.86%
	Total	218,313,508	100.00%	235,218,415	100.00%	453,531,923	100.00%

(f) Elo Participações e Investimentos S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Lázaro de Mello Brandão	9,868,906	6.36%	0	0.00%	9,868,906	4.43%
Other Shareholders	145,214,491	93.64%	67,859,087	100.00%	213,073,578	95.57%
Total	155,083,397	100.00%	67,859,087	100.00%	222,942,484	100.00%

Shareholder’s composition of BNDES S.A. holding more than 5% of common shares (voting rights), up to the individuals level, as of September 30, 2007.

Shareholders	Common Shares	%
Banco Nacional de Desenv.Econômico e Social (1)	1	100.00%
Total	1	100.00%

(1) State agency – Brazilian Federal.
The quantity of shares are expressed in units

Commitment to arbitrage

The Company is committed to arbitrage in the Market Chamber of Arbitrage, in accordance with the Arbitration Clause in Article 44 of the Company’s By-Laws.

Company: CPFL ENERGIA S.A.

1 - Calculation Basis	9 month-period ended September 2007 Value (R$			9 month-period ended September 2006 Value (R$

Net Revenues (NR)			6,781,228			5,779,237

Operating Result (OR)			1,929,285			1,634,693

Gross Payroll (GP)			277,838			280,214

2 - Internal Social Indicators	Value (000)	% of GP	% of NR	Valor (000)	% of GP	% of NR

Food	21,634	7.79%	0.32%	19,632	7.01%	0.34%

Mandatory payroll taxes	72,846	26.22%	1.07%	74,973	26.76%	1.30%

Private pension plan	14,921	5.37%	0.22%	14,595	5.21%	0.25%

Health	15,457	5.56%	0.23%	15,584	5.56%	0.27%

Occupational safety and health	1,647	0.59%	0.02%	1,108	0.40%	0.02%

Education	1,458	0.52%	0.02%	1,130	0.40%	0.02%

Culture	0	0.00%	0.00%	0	0.00%	0.00%

Training and professional developmen	4,514	1.62%	0.07%	4,896	1.75%	0.08%

Day-care / allowance	567	0.20%	0.01%	464	0.17%	0.01%

Profit / income sharing	22,839	8.22%	0.34%	20,467	7.30%	0.35%

Others	3,386	1.22%	0.05%	2,157	0.77%	0.04%

Total - internal social indicators	159,269	57.32%	2.35%	155,006	55.32%	2.68%

3 - External Social Indicators	Valor (000)	% of OR	% of NR	Valor (000)	% of OR	% of NR

Education	10	0.00%	0.00%	119	0.01%	0.00%

Culture	7,446	0.39%	0.11%	10,082	0.62%	0.17%

Health and sanitation	668	0.03%	0.01%	659	0.04%	0.01%

Sport	10	0.00%	0.00%	0	0.00%	0.00%

Hunger and malnutrition	0	0.00%	0.00%	0	0.00%	0.00%

Others	983	0.05%	0.01%	996	0.06%	0.02%

Total contributions to society	9,117	0.47%	0.13%	11,856	0.73%	0.21%

Taxes (excluding payroll taxes)	4,830,851	250.40%	71.24%	4,384,932	268.24%	75.87%

Total - external social indicators	4,839,967	250.87%	71.37%	4,396,788	268.97%	76.08%

4 - Environmental Indicators	Valor (000)	% of OR	% of NR	Valor (000)	% of OR	% of NR

Investments relalated to company production / operatio	20,553	1.07%	0.30%	17,541	1.07%	0.30%

Investments in external programs and/or project	10,458	0.54%	0.15%	39,910	2.44%	0.69%

Total environmental investments	31,011	1.61%	0.46%	57,451	3.51%	0.99%

Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company	(X) do not have targets ( ) fulfill from 0 to 50%	( ) fulfill from 51 to 75% ( ) fulfill from 76 to 100%		(X) do not have targets ( ) fulfill from 0 to 50%	( ) fulfill from 51 to 75% ( ) fulfill from 76 to 100%

5 - Staff Indicators	9 month-period 2007			9 month-period 2006

N° of employees at the end of period		6,930			5,885

N° of employees hired during the period		229			182

N° of outsourced employees		7,167			6,416

N° of interns		175			142

N° of employees above 45 years age		1,629			1,286

N° of women working at the company		1,125			1,014

% of management position occupied by women		9.95%			8.90%

N° of Afro-Brazilian employees working at the compan		525			428

% of management position occupied by Afro-Brazilian employee		0.50%			0.50%

N° of employees with disabilities		206			157

6 - Relevant information regarding the exercise of corporate citizenship	3rd Quarter 2007			3rd Quarter 20076

Ratio of the highest to the lowest compensation at compan		80.67			86.01

Total number of work-related accidents		22			24

Social and environmental projects developed by the company were decided upon	( ) directors	(X) directors	( ) all	( ) directors	(X) directors	( ) all
by:		and managers	employees		and managers	employees

	( ) directors	( ) all	(X) all + Cipa	( ) directors	( ) all	(X) all + Cipa
Health and safety standards at the workplace were decided upon by:	and managers	employees		and managers	employees

Regarding the liberty to join a union, the right to a collective negotiation and th	( ) does not	( ) follows the	(X) motivates	( ) will not	( ) will follow	(X) will motivate
internal representation of the employees, the company:	get involved	OIT rules	and follows OIT	get involved	the OIT rules	and follow OIT

	( ) directors	( ) directors	(X) all	( ) directors	( ) directors	(X) all
The private pension plan contemplates:		and managers	employees		and managers	employees

	( ) directors	( ) directors	(X) all	( ) directors	( ) directors	(X) all
The profit / income sharing contemplates:		and managers	employees		and managers	employees

In the selection of suppliers, the same ethical standards and social / environmenta	( ) are not	( ) are	(X) are	( ) will not be	( ) will be	(X) will be
responsibilities adopted by the company:	considered	suggested	required	considered	suggested	required

Regarding the participation of employees in voluntary work programs, the	( ) does not	( ) supports	(X) organizes	( ) will not	( ) will support	(X) will organize
company:	get involved		and motivates	get involved		and motivate

Total number of customer complaints and criticisms:	in the company	in Procon	in the Courts	in the company	in Procon	in the Courts
	188,250	1,771	1,552	203,722	1,625	1,353

% of complaints and criticisms attended to or resolved:	in the company	in Procon	in the Courts	in the company	in Procon	in the Courts
	100%	100%	73%	100%	100%	68%

Total value-added to distribute (R$ 000):	Nine-month-period 2007: 5,961,670			Nine-month-period 2006: 5,258,439

	67.63% government	3.73% employees		65.90% government	5.05% employees
	14.13% shareholders	7.33% third parties		11.64% shareholders	8.92% third parties
Value-Added Distribution (VAD):	7.19% retained			8.50% retained

7 - Other Information

Consolidated information

The percentage share participation was used in the financial items. In relation to other information, such as number of employees and lawsuits, information on full amounts was available.

Contact: Antônio Carlos Bassalo, phone: 55-19-3756-8018, bassalo@cpfl.com.br

(*) not reviewed by the auditors.

17.01 REPORT ON SPECIAL REVIEW-UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Independent auditors’ review report

To
The Shareholders and Directors
CPFL Energia S.A.
São Paulo - SP

1
We have reviewed the accompanying quarterly financial information of CPFL Energia S.A. as of and for the three-month period ended September 30, 2007, comprising the balance sheet and consolidated balance sheet of the Company and its subsidiaries, the statement of income and the consolidated statement of income and the performance reports and relevant information, prepared in conformity with accounting practices adopted in Brazil and regulations issued by the Brazilian Securities Commission (CVM). The aforementioned financial statements are the responsibility of the Company’s Management.

2
The quarterly financial information of the jointly-owned indirect subsidiary BAESA – Energética Barra Grande S.A. as of and for the three-month period ended September 30, 2007 was reviewed by other independent auditors, who issued an unqualified special review report on October 17, 2007. Other independent auditors reviewed the balance sheet as of June 30, 2007 and the statement of income for the three-month period ended September 30, 2006, and issued their unqualified reports on July 6, 2007 and October 14, 2006, respectively. CPFL Energia S.A. values its interest in BAESA – Energética Barra Grande S.A. by the equity method of accounting and consolidates this investment by the proportional consolidation method. As of September 30, 2007, the balance of this investment is R$ 120,392 thousand, and the equity in income of subsidiaries and associated companies of this investment in the net income for this three-month period is a profit of R$ 5,364 thousand. The quarterly financial information of this indirect investee included in the consolidated quarterly financial information presents proportional assets of R$ 386,440 thousand as of September 30, 2007. Our report, as regards the amounts generated by this company during the aforementioned three-month period is based exclusively on the report of the review conducted by the independent auditors of BAESA – Energética Barra Grande S.A.

3
The quarterly financial information of the indirect subsidiary CMS Energy Brasil S.A. and its subsidiaries as of and for the three-month period ended September 30, 2007 was reviewed by other independent auditors, whose unqualified special review report was issued on October 16, 2007. The quarterly financial information as of June 30, 2007 was reviewed by the same auditors, who issued an unqualified report on July 20, 2007. The statements of income of CMS Energy Brasil S.A. and its subsidiaries, as of and for the three-month and nine-month periods ended September 30, 2006 were also reviewed by these auditors, who issued an unqualified report on November 10, 2006. CPFL Energia S.A. values its indirect interest in CMS Energy Brasil S.A. by the equity method of accounting and consolidates this investment by the full consolidation method. As of September 30, 2007 the balance of this investment is R$ 282,182 thousand and the equity in income of subsidiaries and associated companies of this investment in the net income for this three-month period is a profit of R$ 13,033. The quarterly financial information of this indirect investee included in the consolidated quarterly financial information presents assets of R$ 478,799 thousand as of September 30, 2007. Our report, as regards the amounts generated by this company during the aforementioned three-month period is based exclusively on the report of the review conducted by the independent auditors of CMS Energy Brasil S.A. and its subsidiaries.

4
Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Accounting Council (CFC), which consisted mainly of (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas of the Company and its subsidiaries about the main criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that have or may have material effects on the financial position and operations of the Company and its subsidiaries.

5
Based on our special review and the review reports issued by other independent auditors, we are not aware of any material changes that should be made to the quarterly financial information mentioned in paragraph 1 for it to be in conformity with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly financial information.

6
As mentioned in Note 3, item (b.1) to the quarterly financial information, on October 19, 2006, the Brazilian Electricity Agency (Agência Nacional de Energia Elétrica - ANEEL) altered, on a temporary basis, the percentage relating to the periodical tariff review of 2003 of the subsidiary Companhia Piratininga de Força e Luz, from 9.67% to 10.14%. In view of the temporary nature of this tariff review, the tariff is subject to possible alterations with respect to its final ratification.

7
As mentioned in Note 3, item (b.1) to the quarterly financial information, as result of the second periodical tariff review established on the concession agreement, the Brazilian Electricity Agency (ANEEL) ratified, on a temporary basis, the percentage of the subsidiary Companhia Piratininga de Força e Luz, of -10.14%, to be applied to the tariffs as of October 23, 2007. The possible effects resulting from this final review, if any, will be recorded in the Company’s equity and financial position in subsequent periods.

8
The individual and consolidated statements of income for the three-month and nine-month periods ended September 30, 2006, which are presented for comparative purposes, were reviewed by other independent auditors who issued an unqualified special review report thereon, dated October 26, 2006, containing an emphasis paragraph similar to paragraph 6.

9
Our special review was conducted with the objective of issuing a report on the quarterly financial information mentioned in paragraph one. The statements of cash flow and added value as of and for the three-month and nine-month periods ended September 30, 2007, represent supplementary information to the figures of the quarterly financial information, which are not required by accounting practices adopted in Brazil and are presented to permit additional analysis. This supplementary information is submitted to the same review procedures applied to the aforementioned quarterly financial information and is presented fairly, in all material respects, in relation to the quarterly financial information, taken as a whole.

October 26, 2007

KPMG Auditores Independentes
CRC 2SP014428/O-6

Jarib Brisola Duarte Fogaça Accountant
CRC 1SP125991/O-0

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL

The subsidiary Companhia Paulista de Força e Luz is a public company and its Comments on the performance in this quarter are attached in the Interim Financial Statements as of September 30, 2007, filed at CVM (Brazilian Securities Commission).

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: CPFL GERAÇÃO DE ENERGIA S.A.

The subsidiary CPFL Geração de Energia S.A. is a public company and its Comments on the performance in this quarter (the Company and Consolidated) are attached in the Interim Financial Statements as of September 30, 2007, filed at CVM (Brazilian Securities Commission).

CPFL COMERCIALIZAÇÃO BRASIL S/A

18.01 – INCOME STATEMENT OF SUBSIDIARY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 07/01/2007 to 09/30/2007	4 - 01/01/2007 to 09/30/2007	5 - 07/01/2006 to 09/30/2006	6 - 01/01/2006 to 09/30/2006
3.01	Operating revenues	485,457	1,394,518	463,516	1,354,798
3.02	Deductions from operating revenues	(69,115)	(195,666)	(64,651)	(185,718)
3.02.01	ICMS	(25,393)	(68,868)	(22,250)	(61,268)
3.02.02	PIS	(7,753)	(22,521)	(7,530)	(22,119)
3.02.03	COFINS	(35,717)	(103,740)	(34,686)	(101,883)
3.02.04	ISS	(252)	(537)	(185)	(448)
3.03	Net operating revenues	416,342	1,198,852	398,865	1,169,080
3.04	Cost of sales and/or services	(326,002)	(909,185)	(341,086)	(944,628)
3.04.01	Cost of electric energy	(318,224)	(891,343)	(334,530)	(929,492)
3.04.02	Material	(704)	(1,553)	(1,596)	(2,926)
3.04.03	Outsourced services	(7,074)	(16,289)	(4,960)	(12,210)
3.05	Gross operating income	90,340	289,667	57,779	224,452
3.06	Operating Expenses/Income	(2,325)	(8,830)	(2,702)	(5,203)
3.06.01	Sales and Marketing	(4,863)	(13,443)	(4,659)	(11,975)
3.06.02	General and administrative	(54)	(166)	(105)	(129)
3.06.03	Financial	2,592	4,779	2,062	6,901
3.06.03.01	Financial income	4,378	11,693	4,464	13,809
3.06.03.02	Financial expenses	(1,786)	(6,914)	(2,402)	(6,908)
3.06.03.02.01	Goodwill from incorporation	(2)	(8)	0	0
3.06.03.02.02	Other	(1,784)	(6,906)	(2,402)	(6,908)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expense	0	0	0	0
3.06.06	Equity in subsidiaries	0	0	0	0

CPFL COMERCIALIZAÇÃO BRASIL S/A

18.01 – INCOME STATEMENT OF SUBSIDIARY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 07/01/2007 to 09/30/2007	4 - 01/01/2007 to 09/30/2007	5 - 07/01/2006 to 09/30/2006	6 - 01/01/2006 to 09/30/2006
3.07	Income from operations	88,015	280,837	55,077	219,249
3.08	Nonoperating income (expense)	(161)	(161)	(1)	(1)
3.08.01	Income	55	55	0	0
3.08.02	Expenses	(216)	(216)	(1)	(1)
3.09	Income before taxes on income and minority interest	87,854	280,676	55,076	219,248
3.10	Income tax and social contribution	(28,947)	(93,119)	(18,009)	(73,007)
3.10.01	Social contribution	(7,737)	(24,765)	(4,791)	(19,374)
3.10.02	Income tax	(21,210)	(68,354)	(13,218)	(53,633)
3.11	Deferred income tax and social contribution	270	270	0	0
3.11.01	Deferred social contribution	91	91	0	0
3.11.02	Deferred income tax	179	179	0	0
3.12	Statutory profit sharing/contributions	0	0	18	17
3.12.01	Profit sharing	0	0	18	17
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders’ equity	0	0	0	0
3.15	Net income (loss) for the period	59,177	187,827	37,085	146,258
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	2,998,565	2,998,565	455,996	455,996
	EARNINGS PER SHARE	19.73511	62.63896	81.32747	320.74404
	LOSS PER SHARE

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: CPFL COMERCIALIZAÇÃO BRASIL S.A.

Gross Revenue

The Gross revenue for the 3rd quarter of 2007, which includes the operations of the subsidiaries CLION, Sul Geradora and Cone Sul (beginning May 2007), was R$ 485,457, an increase of 4.7% in relation to the same quarter of 2006. A volume of 4,497 GWh was traded in the quarter, against 5,048 GWh in the same quarter of the previous year.

Net Income

Net income of R$ 59,177 was recorded in the 3rd quarter of 2007, an increase of 59.6% compared to the same quarter of 2006.

EBITDA (net income before financial income, income tax and social contribution, depreciation and amortization) for the 3rd quarter of 2007 was R$ 85,650, 61.3% higher than in the same quarter of 2006, which amounted to R$ 53,086 (information not reviewed by the Independent Auditors).

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: COMPANHIA PIRATININGA DE FORÇA E LUZ

The subsidiary Companhia Piratininga de Força e Luz is a public company and its Comments on the performance of this quarter are attached in the Interim Financial Statements as of September 30, 2007, filed at CVM (Brazilian Securities Commission).

SUMMARY

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	5
03	01	INCOME STATEMENT	6
04	01	NOTES TO THE INTERIM FINANCE STATEMENTS	9
05	01	COMMENTS ON PERFORMANCE IN THE QUARTER	57
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	58
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES & SHAREHOLDERS' EQUITY	59
07	01	CONSOLIDATED INCOME STATEMENT	61
08	01	COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER	64
09	01	INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	68
15	01	INVESTMENTS	69
16	01	OTHER IMPORTANT INFORMATION ON THE COMPANY	70
17	01	REPORT ON SPECIAL REVIEW-UNQUALIFIED	80
		COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	83
		CPFL GERAÇÃO DE ENERGIA S.A.
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	84
		CPFL COMERCIALIZAÇÃO BRASIL LTDA
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	87
18	01	INCOME STATEMENT OF SUBSIDIARIES	85
		COMPANHIA PIRATININGA DE FORÇA E LUZ
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	88

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.